Exhibit 99.1

JBS S.A.
Financial statements and Independent auditors’ report
As of December 31, 2023 and 2022

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent auditors’ report on the individual and

consolidated financial statements

To the Shareholders and Board of Directors of JBS S.A.

São Paulo-SP

Opinion

We have audited the individual and consolidated financial statements of JBS S.A. (“the Company”), referred to as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2023 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material aspects, the individual and consolidated financial position of JBS S.A. as at December 31, 2023, and its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matter is that matter that, in our professional judgment, was of most significance in our audit of the current period. This matter was addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on these individual and consolidated financial statements and, therefore, we do not provide a separate opinion on this matter.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Evaluation of Income Tax

See note 10 to the individual and consolidated financial statements

Key audit matter	How our audit addressed this matter

On December 31, 2023, the Company recorded R$ 668,938 thousand in income tax and social contribution in its consolidated statement of income. The Company is domiciled in Brazil and conducts business globally, consequently, it is subject to income tax in the several jurisdictions abroad where it maintains operations. The income tax is an estimate based on the Company’s understanding of current tax legislation and tax rates and their application to the Company’s business.

Due to the complexity in evaluating the application of current tax legislation in several jurisdictions abroad where the Company maintains operations, including changes in the respective tax legislation on income tax, we consider this matter as significant for our audit.

Our procedures included, but were not limited to:

● Evaluation of the design of certain internal controls related to the Company´s income tax process, including controls over the identification of changes to tax legislation in the jurisdictions in which the Company operates.

● Evaluation, with the involvement of our income tax specialists with specialized skills and knowledge in certain jurisdictions abroad where the Company maintains operations, of interpretation and application by the Company of tax legislations, including the impacts on the calculation of income tax arising from changes in those legislations.

● Evaluation, with the involvement of our income tax specialists, of certain transactions that could impact the calculation of income tax, including reviewing underlying documentation and assessing the impact on the Company’s income tax calculations.

● Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we considered the amount of income tax, as well as the related disclosures made by the Company, acceptable, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2023.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company’s financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with the criteria determined in the Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, the statements of added value have been fairly prepared, in all material respects, in accordance with the criteria determined by aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.

Audit of the financial statements from prior year

The individual and consolidated statement of financial position as at December 31, 2022 and the individual and consolidated statements of income, comprehensive income, changes in equity and cash flows and the respective explanatory notes for the year then ended, presented as corresponding amounts in the individual and consolidated financial statements for the current year were previously audited by another independent auditors, who expressed an unmodified opinion on March 21, 2023. The corresponding amounts relating to the individual and consolidated statements of value added (DVA), for the year ended December 31, 2022, were subjected to the same audit procedures by those independent auditors and based on their examination, those auditors issued an unmodified opinion.

Other information accompanying the individual and consolidated financial statements and the auditors’ report

Management is responsible for other information that comprises the management report.

Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion on this report.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of on the management report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the override of internal control, collusion, forgery, omissions, or intentional misrepresentations.

–	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal controls.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope, timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships or other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 26, 2024

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

/s/ Fabian Junqueira Sousa
Fabian Junqueira Sousa

CRC 1SP235639/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	4,458,670	2,096,334	22,122,405	13,182,158
Margin cash	4	64,754	80,434	641,283	679,391
Trade accounts receivable	5	2,575,423	4,380,011	16,416,149	20,234,895
Inventories	6	4,016,197	4,633,201	24,696,583	28,142,094
Biological assets	7	—	—	8,289,048	9,710,693
Recoverable taxes	8	1,537,885	1,473,985	4,449,734	5,330,928
Derivative assets		42,746	—	425,043	442,929
Other current assets		314,282	197,463	1,564,678	1,667,982
TOTAL CURRENT ASSETS		13,009,957	12,861,428	78,604,923	79,391,070
NON-CURRENT ASSETS
Recoverable taxes	8	5,754,089	6,128,844	8,444,560	9,165,569
Biological assets	7	—	—	2,573,041	2,619,066
Related party receivables	9	1,807,878	1,103,125	573,955	951,021
Deferred income taxes	10	—	—	3,751,335	3,161,300
Derivative assets		396,698	98,134	396,698	123,215
Other non-current assets		568,573	226,679	1,545,468	1,118,115
		8,527,238	7,556,782	17,285,057	17,138,286
Investments in equity-accounted investees, associates and joint venture	11	41,640,588	55,399,509	274,021	294,837
Property, plant and equipment	12	13,509,618	13,027,863	62,541,120	62,170,792
Right of use assets	13.1	135,801	54,664	8,257,855	8,374,892
Intangible assets	14	204,312	31,021	9,612,859	10,328,389
Goodwill	15	9,085,970	9,085,970	29,556,234	30,412,362
TOTAL NON-CURRENT ASSETS		73,103,527	85,155,809	127,527,146	128,719,558
TOTAL ASSETS		86,113,484	98,017,237	206,132,069	208,110,628

The accompanying notes are an integral part of these financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	16	4,468,136	4,297,855	25,450,974	31,009,515
Supply chain finance	16	1,466,235	1,263,694	4,589,870	3,071,099
Loans and financing	17	1,297,393	4,999,929	4,316,360	8,228,557
Income taxes	18	—	—	403,022	475,174
Other taxes payable	18	238,006	281,532	697,157	725,721
Payroll and social charges	19	1,208,139	1,083,670	6,280,042	6,251,132
Lease liabilities	13.2	62,454	27,675	1,707,172	1,788,353
Dividends payable	20	160	135	1,938	183
Liabilities from anti-trust agreements	21	—	—	955,866	909,132
Derivative liabilities		42,513	278,227	698,361	559,536
Other current liabilities		1,230,467	954,745	2,813,379	2,141,820
TOTAL CURRENT LIABILITIES		10,013,503	13,187,462	47,914,141	55,160,222
NON-CURRENT LIABILITIES
Loans and financings	17	11,950,708	10,699,653	92,505,465	84,125,504
Income taxes and other taxes	18	232,324	313,170	456,865	606,041
Payroll and social charges	19	1,965,664	1,859,444	2,374,674	2,378,970
Lease liabilities	13.2	88,576	35,023	7,206,761	7,195,655
Deferred income taxes	10	3,136,770	2,995,114	6,585,412	7,112,102
Provisions for legal proceedings	21	559,310	478,185	1,529,624	1,321,380
Related party payables	9	14,459,311	22,066,929	—	—
Other non-current liabilities		356,179	38,091	560,821	401,823
TOTAL NON-CURRENT LIABILITIES		32,748,842	38,485,609	111,219,622	103,141,475
EQUITY	22
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(773,537)	(807,955)	(773,537)	(807,955)
Other reserves		30,513	36,497	30,513	36,497
Profit reserves		15,379,953	18,653,056	15,379,953	18,653,056
Accumulated other comprehensive income		5,138,004	4,886,362	5,138,004	4,886,362
Attributable to company shareholders		43,351,139	46,344,166	43,351,139	46,344,166
Attributable to non-controlling interest		—	—	3,647,167	3,464,765
TOTAL EQUITY		43,351,139	46,344,166	46,998,306	49,808,931
TOTAL LIABILITIES AND EQUITY		86,113,484	98,017,237	206,132,069	208,110,628

The accompanying notes are an integral part of these financial statements.

Statements of income for the years ended at December 31, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2023	2022	2023	2022

NET REVENUE	23	51,434,387	54,942,851	363,816,537	374,851,600
Cost of sales	28	(43,403,640)	(46,542,216)	(324,167,540)	(315,373,528)
GROSS PROFIT		8,030,747	8,400,635	39,648,997	59,478,072
Selling expenses	28	(4,052,689)	(3,932,216)	(22,941,168)	(24,184,460)
General and administrative expenses	28	(2,797,753)	(3,022,452)	(11,547,075)	(11,829,547)
Other expenses		(22,853)	(102,754)	(613,091)	(517,882)
Other incomes		28,414	498,347	754,631	1,629,507
NET OPERATING EXPENSES		(6,844,881)	(6,559,075)	(34,346,703)	(34,902,382)
OPERATING PROFIT		1,185,866	1,841,560	5,302,294	24,575,690
Finance income	24	1,752,934	2,665,385	2,913,998	4,215,115
Finance expense	24	(4,382,475)	(5,394,859)	(9,661,982)	(10,567,455)
NET FINANCE EXPENSE		(2,629,541)	(2,729,474)	(6,747,984)	(6,352,340)
Share of profit of equity-accounted investees, net of tax	11	43,708	15,273,409	47,607	60,514
PROFIT (LOSS) BEFORE TAXES		(1,399,967)	14,385,495	(1,398,083)	18,283,864
Current income taxes	10	480,742	925,990	(338,457)	(2,587,065)
Deferred income taxes	10	(141,747)	146,351	1,007,395	504,455
TOTAL INCOME TAXES		338,995	1,072,341	668,938	(2,082,610)
NET INCOME (LOSS)		(1,060,972)	15,457,836	(729,145)	16,201,254
ATTRIBUTABLE TO:
Company shareholders		(1,060,972)	15,457,836	(1,060,972)	15,457,836
Non-controlling interest		—	—	331,827	743,418
		(1,060,972)	15,457,836	(729,145)	16,201,254
Basic and diluted earnings per share - common shares (R$)	25	(0.48)	6.93	(0.48)	6.93

The accompanying notes are an integral part of these financial statements.

Statements of comprehensive income for the years ended at December 31, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2022	2021
Net income (loss)		(1,060,972)	15,457,836	(729,145)	16,201,254
Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Loss on foreign currency translation adjustments		(611,874)	(6,108,552)	(741,988)	(6,562,633)
Gain on net investment in foreign operations		869,554	717,426	869,554	717,426
Gain (loss) on cash flow hedge		37,624	(253,193)	37,624	(253,193)
Deferred income tax on cash flow hedge		(12,792)	86,086	(12,792)	86,086
Valuation adjustments to equity in subsidiaries		(63,631)	(33,989)	(63,631)	(33,989)
Items that will not be subsequently reclassified to profit or loss:
Gain associated with pension and other postretirement benefit obligations		29,234	55,491	35,679	69,625
Income tax on gain (loss) associated with pension and other postretirement benefit obligations		3,527	(14,137)	4,716	(17,553)
Total other comprehensive income (loss)		251,642	(5,550,868)	129,162	(5,994,231)

Comprehensive income (loss)		(809,330)	9,906,968	(599,983)	10,207,023
Total comprehensive income (loss) attributable to:
Company shareholders		(809,330)	9,906,968	(809,330)	9,906,968
Non-controlling interest		—	—	209,347	300,055
		(809,330)	9,906,968	(599,983)	10,207,023

The accompanying notes are an integral part of these financial statements.

Statements of changes in equity for the years ended at December 31, 2023 and 2022

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained earnings	Total	Non- controlling interest	Total equity
DECEMBER 31, 2021		23,576,206	211,879	(628,199)	30,464	43,957	(3,037,838)	2,028,293	11,457,300	—	334,646	10,102,584	—	44,119,292	3,677,428	47,796,720
Net income		—	—	—	—	—	—	—	—	—	—	—	15,457,836	15,457,836	743,418	16,201,254
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	(6,108,552)	—	(6,108,552)	(454,081)	(6,562,633)
Net exchange differences from translation of foreign operations taken to equity		—	—	—	—	—	—	—	—	—	—	717,426	—	717,426	—	717,426
Gain (loss) on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	(167,107)	—	—	(167,107)	—	(167,107)
Gains associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	41,354	—	—	41,354	10,718	52,072
Others comprehensive results		—	—	—	—	—	—	—	—	—	(33,989)	—	—	(33,989)	—	(33,989)
Total comprehensive income		—	—	—	—	—	—	—	—	—	(159,742)	(5,391,126)	15,457,836	9,906,968	300,055	10,207,023
Purchase of treasury shares		—	—	—	—	—	(3,648,028)	—	—	—	—	—	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares		—	—	—	—	—	834,181	—	(9,931)	—	—	—	—	824,250	—	824,250
Cancellation of treasury shares		—	—	—	—	—	5,851,685	—	(5,851,685)	—	—	—	—	—	—	—
Share-based compensation		—	—	31,839	—	—	—	—	—	—	—	—	—	31,839	7,286	39,125
Shares repurchased by Pilgrim’s Pride Corporation		—	—	(453,938)	—	—	—	—	—	—	—	—	—	(453,938)	(512,060)	(965,998)
Realization of other reserves		—	—	—	—	(7,460)	—	—	—	—	—	—	7,460	—	—	—
Legal reserve		—	—	—	—	—	—	772,892	—	—	—	—	(772,892)	—	—	—
Investments statutory reserve		—	—	—	—	—	—	—	8,843,185	—	—	—	(8,843,185)	—	—	—
Tax incentive reserve		—	—	—	—	—	—	—	(2,590,821)	4,003,823	—	—	(1,413,002)	—	—	—
Dividends distributed		—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	15	15	—	15
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(25,872)	(25,872)
Purchase of acquired business		—	—	—	—	—	—	—	—	—	—	—	—	—	17,224	17,224
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	704	704
DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	—	2,801,185	11,848,048	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931
Net income		—	—	—	—	—	—	—	—	—	—	—	(1,060,972)	(1,060,972)	331,827	(729,145)
Exchange variation in subsidiaries	11	—	—	—	—	—	—	—	—	—	—	(611,874)	—	(611,874)	(130,114)	(741,988)
Exchange rate variation in investment	22 e1	—	—	—	—	—	—	—	—	—	—	869,554	—	869,554	—	869,554
Gain (loss) on cash flow hedge, net of tax	29a3.2.1	—	—	—	—	—	—	—	—	—	24,832	—	—	24,832	—	24,832
Gains associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	32,761	—	—	32,761	7,634	40,395
Others comprehensive results		—	—	—	—	—	—	—	—	—	(63,631)	—	—	(63,631)	—	(63,631)
Total comprehensive income		—	—	—	—	—	—	—	—	—	(6,038)	257,680	(1,060,972)	(809,330)	209,347	(599,983)
Stock option grant plan	26	—	—	34,418	—	—	—	—	—	—	—	—	—	34,418	6,737	41,155
Carrying out revaluation reserve	22 c	—	—	—	—	(5,984)	—	—	—	—	—	—	5,984	—	—	—
Investments statutory reserve	22 d4	—	—	—	—	—	—	—	(3,370,639)	—	—	—	3,370,639	—	—	—
Reserve of tax incentives in subsidiaries	22 d5	—	—	—	—	—	—	—	—	97,536	—	—	(97,536)	—	—	—
Distribution of interim dividends	20	—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	1	1	—	1
Non-controlling dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	(33,015)	(33,015)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(667)	(667)
DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	—	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306

The accompanying notes are an integral part of these financial statements.

Statements of cash flows for the years ended at December 31, 2023 and 2022
In thousands of Brazilian Reais - R$

	Company		Consolidated
	2023	2022	2023	2022
Cash flows from operating activities
Net income (loss)	(1,060,972)	15,457,836	(729,145)	16,201,254
Adjustments for:
Depreciation and amortization	857,033	794,403	10,725,449	9,853,829
Expected credit losses	29,708	43,128	49,899	47,217
Share of profit of equity-accounted investees	(43,708)	(15,273,409)	(47,607)	(60,514)
Result on the sale of fixed assets	(9,526)	4,021	(72,216)	(98,882)
Income tax and social contribution	(338,995)	(1,072,341)	(668,938)	2,082,610
Net financial result	2,629,541	2,729,474	6,747,984	6,352,340
Share-based compensation	—	—	34,418	39,125
Provisions	236,133	94,118	527,427	225,494
Estimated losses for realizable value of inventories	(28,564)	51,368	(29,586)	68,263
DOJ and Antitrust agreements	—	—	510,230	516,354
Gain on bargain purchase	—	—	—	(266,235)
Impairment	—	—	154,797	104,308
Indemnity J&F	—	(543,165)	—	(543,165)
Fair value (market to market) of biological assets	—	—	442,841	(204,948)
	2,270,650	2,285,433	17,645,553	34,317,050
Changes in assets and liabilities:
Trade accounts receivable	1,777,882	(85,801)	3,126,268	(1,297,319)
Inventories	610,963	423,475	2,345,294	(2,338,806)
Recoverable taxes	(547,360)	(1,841,631)	660,334	(3,653,738)
Other current and non-current assets	(23,428)	361,152	(189,778)	742,188
Biological assets	—	—	(2,645,955)	(4,442,720)
Trade accounts payable and supply chain finance	(124,416)	(932,058)	(4,118,275)	1,306,969
Taxes paid in installments	(240,688)	(400,986)	(240,688)	(402,813)
Other current and non-current liabilities	1,332,132	648,594	1,213,084	(643,540)
DOJ and Antitrust agreements payment	—	—	(442,854)	(873,107)
Income taxes paid	—	—	(355,000)	(5,288,096)
Changes in operating assets and liabilities	2,785,085	(1,827,255)	(647,570)	(16,890,982)
Cash provided by operating activities	5,055,735	458,178	16,997,983	17,426,068
Interest paid	(1,821,768)	(1,136,995)	(6,438,252)	(4,798,503)
Interest received	302,357	106,460	938,932	705,949
Net cash flows provided by (used in) operating activities	3,536,324	(572,357)	11,498,663	13,333,514
Cash flow from investing activities
Purchases of property, plant and equipment	(862,569)	(1,348,274)	(7,492,311)	(11,226,603)
Proceeds from sale of property, plant and equipment	224,896	34,097	359,703	253,249
(Purchases) Proceeds of intangible assets	(17,292)	(7,733)	(44,719)	(43,360)
Additional investments in subsidiaries	(9,934)	—	—	(10,811)
Acquisitions, net of cash acquired	680	—	(17,156)	(1,979,276)
Dividends received	62,500	14,000	62,500	14,000
Related party transactions	(8,952,846)	10,119,913	5,191	3,905
Other	—	—	102,511	(135,946)
Cash provided by (used in) investing activities	(9,554,565)	8,812,003	(7,024,281)	(13,124,842)
Cash flow from financing activities
Proceeds from loans and financings	14,989,339	6,945,468	44,700,803	40,927,694
Payments of loans and financings	(17,558,805)	(7,190,703)	(35,111,656)	(38,419,594)
Derivatives instruments settled	(62,308)	(1,259,815)	(58,049)	(1,342,179)
Margin cash	15,680	88,374	(130,759)	570,288
Dividends paid	(2,218,116)	(4,436,242)	(2,218,116)	(4,436,242)
Dividends paid to non-controlling interest	—	—	(29,565)	(25,872)
Capital reduction in controlled companies	13,184,553	—	—	—
Pilgrim’s Pride Corporation share repurchase	—	—	—	(965,998)
Purchase of treasury shares	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares	—	824,250	—	824,250
Payments of leasing contracts	(52,232)	(34,330)	(2,141,748)	(2,243,385)
Cash provided by (used in) financing activities	8,298,111	(8,711,026)	5,010,910	(8,759,066)
Effect of exchange rate changes on cash and cash equivalents	82,466	(86,660)	(545,045)	(1,506,598)
Net change in cash and cash equivalents	2,362,336	(558,040)	8,940,247	(10,056,992)
Cash and cash equivalents beginning of period	2,096,334	2,654,374	13,182,158	23,239,150
Cash and cash equivalents at the end of period	4,458,670	2,096,334	22,122,405	13,182,158

Non-cash transactions:
	Company		Consolidated
	2023	2022	2023	2022
Non-cash additions to right of use assets and lease liabilities CPC 6 and IFRS 16	138,324	39,881	2,444,826	2,526,801
Capitalized interests	130,127	(79,855)	(346,155)	(369,155)
Capital increase in subsidiaries	10,063	—	—	—
Dividends reversal	1	15	(3,449)	15
Cancellation of treasury shares	—	(5,851,685)	—	(5,851,685)
Decrease in share capital subsidiaries through assumption of debt	—	(13,579,986)	—	—

The accompanying notes are an integral part of these financial statements.

Economic value added the years ended at December 31, 2023 and 2022
In thousands of Brazilian Reais - R$

	Company		Consolidated
	2023	2022	2023	2022
Revenue
Sales of goods and services	52,459,326	55,738,800	367,737,057	378,442,481
Other income (expense)	38,662	(1,023)	280,042	383,846
Expected credit losses	(29,708)	(43,128)	(49,899)	(47,217)
	52,468,280	55,694,649	367,967,200	378,779,110
Goods
Cost of services and goods sold	(38,919,768)	(43,110,872)	(233,378,966)	(228,038,740)
Materials, energy, services from third parties and others	(7,260,130)	(7,031,329)	(67,754,020)	(69,067,216)
Loss / Recovery of assets	—	—	(27,006)	—
	(46,179,898)	(50,142,201)	(301,159,992)	(297,105,956)
Gross added value	6,288,382	5,552,448	66,807,208	81,673,154
Depreciation and Amortization	(857,033)	(794,403)	(10,724,439)	(9,853,829)
Net added value generated	5,431,349	4,758,045	56,082,769	71,819,325
Net added value by transfer
Share of profit of equity-accounted investees, net of tax	43,708	15,273,409	47,607	60,514
Financial income	1,752,934	2,665,385	2,913,998	4,215,115
Others	3,004	497,429	(35,608)	834,111
	1,799,646	18,436,223	2,925,997	5,109,740
NET ADDED VALUE TOTAL TO DISTRIBUTION	7,230,995	23,194,268	59,008,766	76,929,065
DISTRIBUTION OF ADDED VALUE
Labor
Salaries	3,025,499	2,682,601	37,020,838	35,852,511
Benefits	493,550	431,794	7,685,579	7,034,561
FGTS (Brazilian Labor Social Charge)	198,868	168,998	533,796	452,039
	3,717,917	3,283,393	45,240,213	43,339,111
Taxes and contribution
Federal	(508,581)	(1,487,958)	389,017	2,847,369
State	737,338	540,735	2,379,326	2,126,099
Municipal	24,859	23,411	26,325	25,207
	253,616	(923,812)	2,794,668	4,998,675
Capital Remuneration from third parties
Interests and exchange variation	4,156,784	5,230,745	9,207,319	9,366,450
Rents	43,716	52,471	818,041	733,561
Others	119,934	93,635	1,677,670	2,290,014
	4,320,434	5,376,851	11,703,030	12,390,025
Owned capital remuneration
Dividends	—	4,436,233	—	4,436,233
Net income (loss) attributable to company shareholders	(1,060,972)	11,021,603	(1,060,972)	11,021,603
Non-controlling interest	—	—	331,827	743,418
	(1,060,972)	15,457,836	(729,145)	16,201,254
ADDED VALUE TOTAL DISTRIBUTED	7,230,995	23,194,268	59,008,766	76,929,065

The accompanying notes are an integral part of these financial statements.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

1	Operating activities

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. The consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the year ended December 31, 2023 and were authorized by the Board of Directors on March 26, 2024.

These financial statements include the Company’s operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Company’s main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2023 and 2022:

At the Company:

Description		Activities	Units	Country
JBS S.A. (JBS, Company)	-	Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products.	67	Brazil
	-	Leather production, processing and commercialization.
	-

Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soy beans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; eletric power production, cogeneration and commercialization.

	-	Distribution centers and harbors.	14

Consolidated: Main activities in Brazil

Description		Activities	Units	Country	Participation	December 31, 2023	December 31, 2022
Seara Alimentos Ltda. (Seara Alimentos)	-	Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	47	Brazil	Indirect	100%	100%
	-	Distribution centers, transportation services and harbors.	24
	-	Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	248
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	-	Beef Jerky production.	2		Indirect	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	-	Cattle fattening services.	10		Direct	100%	100%
Brazservice Wet Leather S.A (Brazservice)	-	Wet blue leather production, processing and commercialization.	1		Direct	100%	100%

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated: Main activities outside of Brazil

Description		Activities	Units	Country	Participation	December 31, 2023	December 31, 2022
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- -	Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%
	-	Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	61
	-	Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	157
	-	Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	-	Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	-	Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%
JBS Toledo NV (Toledo)	-	Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	’-	Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%
Conceria Priante (Priante)	-	Semi-finished and finished leather production.	1	Italy	Direct	100%	100%
JBS Leather International (Leather International)	-	Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%
Seara Holding Europe B.V. (Seara Holding)		Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapore..	Indirect	100%	100%

Dual listing in Brazil and the United States: On July 12, 2023, the Company announced to the market the dual listing in Brazil and the United States through JBS B.V, a company located in the Netherlands. At the Securities and Exchange Commission (CVM), JBS B.V will be registered as a foreign issuer to list Brazilian Depositary Receipts - Level II BDRs on B3 backed by class A shares. The operation will be submitted for approval to the Extraordinary General Meeting, yet to be called. At the SEC, JBS B.V. will be registered as a foreign issuer (Foreign Private Issuer – FPI) to list its class A shares on the New York Stock Exchange (NYSE), in the United States of America.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

2	Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with accounting practices adopted in Brazil (BRGAAP), in compliance with the law of joint stock companies (Lei das sociedades por ações - Leis das SA’s), pronouncements, interpretations and orientations issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) - CPC, requirements of the Brazilian Securities Commission - CVM and with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB). The accounting practices adopted in Brazil require the disclosure of the Economic Value Added (Demonstração do Valor Adicionado - DVA), individual and consolidated, while the IFRS rules do not require its disclosure. As a consequence, due to IFRS rules, DVA is disclosed as supplementary information without any loss to these consolidated financial statements. The Company individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated” in order to provide an understanding regarding how Management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different variables and conditions, below are demonstrated the most significant policies:

2.1	Functional and representation currency

These consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2	Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its immediate parent’s functional currency and the Company’s presentation currency (R$) are translated into the parent’s functional and Company’s presentation currency as follows:

i.	assets and liabilities are translated at the current rate at the date of each closing period;

ii.	income and expenses are translated at the average rate at the date of each closing period;

iii.	all exchange rate translation differences are recognized in other comprehensive income (loss), and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments; and

iv.	foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

2.3	Individual financial statements

The individual financial statements presents the evaluation of investments in associates, subsidiaries and joint ventures by the equity method. In order to reach the same income statement and equity attributable to the Company shareholders in the individual and consolidated financial statements, the same adjustments of accounting practices upon the adoption of IFRS and CPCs, were done on both financial statements. The carrying value of these investments includes the breakdown of acquisition costs and goodwill.

2.4	Consolidated financial statements and investments in associates and joint ventures

The Company consolidates all majority-owned subsidiaries. The Company controls an entity when the Company is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its ownership over the entity. Subsidiaries are consolidated from the date that the control is obtained by to the Company. Consolidation is discontinued from the date that control ceases.

2.5	New standards, amendments and interpretations

a.	Standards, amendments and interpretations recently issued and adopted by the Company

IAS 1/CPC 26 - Presentation of financial statements

As of January 1, 2023, the changes clarify which liabilities have the right to postpone settlement and whether these rights exist on the closing date of the financial statements and, also, whether the classification between current and non-current would impact the entity to exercise the right of postponement. The amendments also address that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. The Company did not identify significant impacts as a result of this change.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

IAS 8/CPC 23 - Accounting Policies, Changes in Estimates and Rectification of Errors

As of January 1, 2023, the changes provide clarification to the distinction between changes in accounting estimates and changes in accounting policies and correction of errors, in order to correctly apply the standard. The Company did not identify significant impacts as a result of this change.

IAS 12/CPC 32 - Taxes on profit

Effective January 1, 2023, the changes seek to limit the scope of the Initial Recognition Exemption (“IRI”) so that the IRI will no longer apply to transactions that give rise to equal and compensatory temporary differences. Therefore, a deferred tax asset and a deferred tax liability should be recognized for temporary differences generated at the time of initial recognition of a lease or a liability provision for dismantling and removal of leased equipment. The Company did not identify significant impacts as a result of this change.

As of May 23, 2023, the changes to the International Tax Reform - Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 - Income tax and social contribution.

IAS 1/CPC 26 and IFRS Practice Statement 2 – Disclosure of accounting policies

From January 1, 2023, the changes require the disclosure of “material” rather than “significant” accounting policies. The changes also provide guidance on applying materiality to the disclosure of accounting policies, helping entities provide useful information about entity-specific accounting policies that users need to understand other information in the financial statements. The Company did not identify significant impacts as a result of this change.

b.	New standards, amendments and interpretations that are not yet effective

IAS 1/CPC 26 and IFRS 7/CPC 40 – Supplier financing agreements (“Risk Withdrawn”)

As of January 1, 2024, the changes aim to increase the transparency and comparability of financial information in withdrawn risk operations that consist of financing suppliers through a financial institution. The Companies must inform the terms and conditions of operations with suppliers, the exposure to the risk taken in the balance sheet cash flow and the factors that affect the liquidity risk related to this operation. The Company is monitoring the changes and will adapt the disclosure of the explanatory note in accordance with the standard’s requirements.

IAS 21/CPC 02 – Effect of changes in exchange rates and conversion of financial statements

Effective January 1, 2025, this change establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In this case, the Company must use the most recent observable exchange rate to translate the results and financial position of this foreign operation into its presentation currency. The entity must also disclose this exchange rate, the date it was observed and the reasons why the currency is not exchangeable. The Company is following the discussions and so far has not identified any impacts resulting from this change.

From January 1, 2023, changes in relation to contractual covenants impact the classification of liabilities between current and non-current, taking into account the existence of covenants after the balance sheet date. The classification of an obligation as current or non-current depends on the company’s right to renegotiate this obligation for at least twelve months, as provided for in the contract. If the company breaches a contractual long-term borrowing obligation, by the balance sheet date or before the end of the reporting period, making the liability due and payable to the creditor, even if the creditor has agreed not to require prepayment after the balance sheet date, the liability must be classified as current. The Company did not identify any impacts resulting from this change.

2.6	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires the use of estimates and judgment by management in the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates depending upon the variables, assumptions or conditions used by management.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Judgments: Information about the judgments made in applying the accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

a.	Net revenue – transfer of control (note 23);

b.	Share-based compensation (note 26);

c.	Deferred and current income taxes – uncertain tax treatments (note 10)

Assumptions and estimates uncertainties: Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

a.	Accounting for business combinations – fair value of the assets acquired and liabilities assumed (note 3);

b.	Fair value measurement for biological assets (note 7);

c.	Recognition and realization of deferred income taxes assets (note 10);

d.	Impairment of financial assets (note 5);

e.	Key assumptions underlying the impairment test of goodwill, property, plant and equipment and intangible assets (note 15, 12 e 14);

f.	Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 21);

g.	Derivative financial instruments and hedge accounting (note 29).

The Company periodically reviews the estimates and assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

3	Business Combination

The Company applies the acquisition method to account for business combinations with entities which are not under common control. The consideration transferred is measured at fair value which is calculated by the sum of the assets transferred, the liabilities incurred to the former owners of the acquiree and the cash or equity interests issued by the Company. The measurement period should not exceed a year from the acquisition date. Generally, all identifiable assets acquired and liabilities and contingent liabilities that are present obligation assumed in a business combination are measured initially at their fair values as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition, either at fair value or at the noncontrolling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred and reflected within other expenses in the Company’s Consolidated Statement of Income.

Goodwill is initially measured as the excess of the sum of i) the consideration transferred; ii) the fair value of any non-controlling interest in the acquiree (when applicable); and iii) the fair value at the acquisition date of any previous equity interest in the acquisition, over the fair value of net assets acquired, as described in the footnote 15 - Goodwill. When the consideration is less than the fair value of the net assets acquired, the gain is recognized directly in the statement of income of the period as “Gain on bargain purchase” and the acquisition-related expenses including transaction and integration costs are expensed as incurred.

Management uses judgment to identify tangible and intangible assets and liabilities, in valuing such assets and liabilities, and in determining their remaining useful lives. The valuation of these assets and liabilities is based on assumptions and criteria, which include in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions for valuation purposes, including future cash flows or discount rates, may result in differences in the estimates of the value of assets acquired and liabilities assumed.

Assets and liabilities are initially recognized at the best estimate of fair value. Third party valuation firms are usually engaged to assist in valuing the acquired assets and liabilities. When third parties are involved in developing these estimates, Management evaluates the appropriateness of the significant inputs and assumptions used in the valuation estimates, which often involves an interactive process with the appraisers. The qualifications and reputation of the third party appraisers are also evaluated.

The Company assess the reasonableness of the overall fair value measurements through comparison to other acquisitions. The estimates of the fair value of assets and liabilities assumed may be adjusted during the measurement period (which shall not exceed one year from the acquisition date) or additional assets and liabilities are recognized to reflect new information relating to the facts and circumstances existing at the acquisition date which, if known, would have affected the amounts recognized on that date. These adjustments are infrequent and have historically not been material.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The acquisitions accounted for as business combinations are presented bellow. Management considers an acquisitions significant for disclosure when total assets exceeds US$50 million (R$242,1 million at December 31, 2023). Acquisitions are paid with cash and cash equivalents, except where otherwise indicated.

Acquired company	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax (1)	Acquisition date	Acquisition price	Goodwill generated on acquisition
TriOak Foods (“TriOak”) (2)	Swift Pork	100%	Operates in several states in the United States, processing pork and selling grains. The indirect subsidiary Swift Pork was the exclusive buyer of TriOak. The acquisition guarantees access to a consistent supply of premium pigs for the Company’s operations.	Yes	12.02.22	1,211,909	67,719

(1)	The conditions for the goodwill tax deductibility follows the legislation of each country, considering that the country of domicile of the acquirer does not coincide with the country of domicile of the acquiree.

(2)	The allocation of the acquisition price of TriOak was adjusted in the year ended December 31, 2023, with a reduction in biological assets of R$127,014, an increase in fixed assets of R$49,629 , a reduction in the right of use and leasing provision of R$51,501, and a reduction in goodwill of R$64,206.

The assets acquired and liabilities assumed in the business combinations were measured at fair value as presented below:

Acquisition
2022
FAIR VALUE	TriOak
Cash and cash equivalents	19,509
Trade accounts receivable	32,657
Inventories	81,408
Biological assets	689,969
Property, plant and equipment	653,139
Right of use assets	646,627
Other assets	10,004
ASSETS	2,133,313

Trade accounts payable	111,191

Loans and financing	219,747

Income taxes and other taxes, payroll and social charges	11,558
Lease liabilities	646,627
LIABILITIES	989,123

Total identifiable net assets fair value	1,144,190
Proportionate ownership acquired	1,144,190
Purchase consideration transferred	1,211,909
Goodwill/ (Gain on bargain purchase)	67,719

The indirect subsidiary Swift Pork was the exclusive buyer of TriOak, acquired on December 2, 2022, therefore the revenue/profit of the acquired company, after intergroup eliminations, are not considered material for the purposes of presenting net revenue, results for the period and pro forma adjustment.

4	Cash and cash equivalents

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Margin cash: The Company is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as margin cash as they are not available for use by the Company to fund daily operations. The balance of margin cash also include investments in Treasury Bills, linked to the Consumer Price Index - Consumer Price Index (“CPI”), that protect against the risk of inflation (or deflation) when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2021

Cash on hand and at banks	531,461	1,820,325	8,863,520	5,972,915
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	3,927,209	276,009	13,258,885	7,209,243
Cash and cash equivalents total	4,458,670	2,096,334	22,122,405	13,182,158

Margin cash	-	-	88,068	308,302
Treasury bills	64,754	80,434	553,215	371,089
Margin cash total	64,754	80,434	641,283	679,391

Total	4,523,424	2,176,768	22,763,688	13,861,549

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At December 31, 2023, the availability under Brasil revolving credit facilities was US$450million (R$2.18 billion at December 31, 2023) and US$450 million (R$2.4 billion at December 31, 2022). In the United States the revolving credit facilities at December 31, 2023, was US$2.9 billion (R$14 billion at December 31, 2023) and US$2,8 billion (R$14.35 billion at December 31, 2022).

5	Trade accounts receivable

Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any impairment. Accounts receivable denominated in currencies other than the entities’ functional currency are remeasured using the exchange rate in effect at the end of the reporting period. The age of accounts receivable along with the expected credit losses and present value adjustment are as follows:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Receivables not due yet
Domestic	746,465	1,414,055	9,296,795	11,152,049
Foreign	1,626,049	2,315,482	4,127,529	5,058,255
Subtotal	2,372,514	3,729,537	13,424,324	16,210,304
Overdue receivables:
From 1 to 30 days	155,627	325,741	1,925,636	2,515,484
From 31 to 60 days	50,765	142,384	451,089	590,988
From 61 to 90 days	6,018	133,895	142,768	346,939
Above 90 days	233,938	310,931	911,619	1,038,761
Expected credit losses	(232,988)	(252,719)	(411,088)	(431,170)
Adjustment to present value	(10,451)	(9,758)	(28,199)	(36,411)
Subtotal	202,909	650,474	2,991,825	4,024,591
Trade accounts receivable, net	2,575,423	4,380,011	16,416,149	20,234,895

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Adjustment to present value: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on December 31, 2023 and 2022 were, mostly in Brazil, 1.2% (1.3% at December 31, 2022). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities. The Company does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current situation. The resulting bad debt expense and the reversal of this expenses are recognized in the statement of income within “Selling Expenses”. The Company writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. Below are the changes in the expected credit losses:

Changes in expected credit losses:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Balance at the beginning of the period	(252,719)	(262,431)	(431,170)	(459,378)
Additions	(29,708)	(43,128)	(49,899)	(47,217)
Write-offs (Reversals)	34,052	46,185	49,809	53,607
Exchange rate variation	15,387	6,655	20,172	21,818
Balance at the end of the period	(232,988)	(252,719)	(411,088)	(431,170)

6	Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 7 - Biological assets.

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Finished products	2,514,584	2,906,265	14,990,882	17,199,677
Work-in-process	673,840	529,556	2,837,178	2,730,386
Raw materials	523,377	963,523	3,674,716	4,864,552
Supplies	304,396	233,857	3,193,807	3,347,479
	4,016,197	4,633,201	24,696,583	28,142,094

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The changes in the estimated losses for realizable value of inventories accrual, which its offset is recognized in these financial statements as “Cost of sales”, are presented below:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Balance at the beginning of the period	(58,110)	(6,742)	(310,581)	(248,637)
Incorporations	(332)	—	—	—
Additions	(25,225)	(55,743)	(278,893)	(296,491)
Write-offs	53,789	4,375	308,479	228,228
Exchange rate variation	—	—	4,741	6,319
Balance at the end of the period	(29,878)	(58,110)	(276,254)	(310,581)

7 Biological assets

The Company’s live animals consist of chickens, cattle, hogs and fish and are segregated into consumables and bearer assets. The animals classified as consumables are those intended for slaughtering to produce in-natural meat or processed and by-products. Until they reach the appropriate weight for slaughtering, they are classified as immature. The slaughtering and production processes occur in a very short period of time and, as a consequence, only live animals transferred to slaughter are classified as mature. The animals designated as bearer assets (breeder chickens, hogs, fish), are those which are intended to produce other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to start the reproductive cycle are classified as mature.

Biological assets (live animals) are measured at their fair value, using the cost approach technique to live animals. In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

The measurement of the fair value of biological assets falls within Level 3 of the measurement hierarchy at fair value accordingly to IFRS 13 due to complex market prices, mathematical models, and subjective assumptions used in the discounted cash flow models. These are assets with unobservable inputs such as weight, price of feed inputs, storage costs, medicines, discount rate, wood age, among others. Fair value for live animals might change due to increase or decrease in feed costs, storage costs and outgrowers costs; for forests, the fair value might change due to increase or decrease in discount rate, price of wood or age.

Chicken and eggs:

Current (consumable) - Refers to broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products. The eggs remain in incubation between 21 to 25 days.

Non-current (bearer assets) - Refers to breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income.

Cattle:

Current (consumable) - Refers to owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) - Refers to breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income.

Hogs:

Current (consumable) - Refers to hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

Non-current (bearer assets) - Refers to hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Fish and eggs:

Current (consumable) - Refers to live finfish weighing more than 1kg that are destined for slaughter after the maturation period. Finfish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) - Refers to eggs, juveniles, smolt and live finfish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

Non-current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 36 months (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (eggs). Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income.

	Consolidated
Current biological assets (consumable):	December 31, 2023		December 31, 2022
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Chicken and eggs	3,318,541	560,414	3,850,196	615,040
Cattle	302,855	19	309,703	17
Hogs	3,757,454	8,516	4,486,728	7,922
Lamb	610	1	3,845	6
Fish (biomass - kg)	909,588	21,678	1,060,221	25,256
Total current	8,289,048		9,710,693

	Consolidated
Non-current biological assets (bearer assets):	December 31, 2023		December 31, 2022
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Mature chickens breeding stage	1,021,615	23,745	904,834	24,598
Immature chickens in development and eggs	884,705	16,867	952,216	21,241
Cattle	12,268	1	9,178	1
Hogs	562,367	670	671,174	716
Mature fish (kg)	11,343	84	11,009	93
Immature fish in development (kg) and eggs	68,456	514	60,369	382
Eucalyptus forests (hectares)	12,287	2,232	10,286	2,232
Total non-current	2,573,041		2,619,066
Total of biological assets:	10,862,089		12,329,759

	Consolidated
Changes in biological assets:	Current		Non-current
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Balance at the beginning of the period	9,710,693	7,409,092	2,619,066	2,245,019
Business combination (1)	(127,014)	905,884	—	207,286
Increase by reproduction born and cost to reach maturity	64,344,135	63,094,943	4,180,754	4,083,268
Reduction for slaughter, sale or consumption	(67,522,191)	(64,819,239)	(332,334)	(428,076)
Increase by purchase	1,995,067	2,766,366	901,673	851,040
Decrease by death	(831,807)	(393,961)	(89,342)	(77,099)
Changes fair value	(446,309)	204,931	3,468	17
Transfer between current and non-current	1,537,427	1,507,273	(1,537,427)	(1,507,273)
Exchange rate variation	(370,953)	(964,596)	(135,622)	(148,159)
Amortization	—	—	(3,037,195)	(2,606,957)
Balance at the end of the period	8,289,048	9,710,693	2,573,041	2,619,066

(1)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year, as described in explanatory note 3 - Business combinations.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

8 Recoverable taxes

Recoverable taxes as of December 31, 2023 and 2022 was comprised of the following:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Value-added tax on sales and services - ( ICMS/IVA/VAT/GST)	1,128,414	2,040,368	4,452,222	5,253,253
Social contribution on billings - PIS and COFINS	1,751,100	1,502,722	2,432,254	2,752,896
Withholding income tax - IRRF/IRPJ	4,333,343	3,981,884	5,792,623	6,257,710
Excise tax - IPI	22,645	21,748	106,528	127,719
Reintegra	29,904	32,463	43,111	49,832
Other	26,568	23,644	67,556	55,087
	7,291,974	7,602,829	12,894,294	14,496,497
Breakdown
Current	1,537,885	1,473,985	4,449,734	5,330,928
Non-current	5,754,089	6,128,844	8,444,560	9,165,569
	7,291,974	7,602,829	12,894,294	14,496,497

Value-added tax on sales and services (ICMS/ IVA / VAT / GST): Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Company expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Social contribution on billings - PIS and COFINS: Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Company started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Refers mainly to income tax paid from foreign subsidiaries, Brazilian withholding income tax levied on short-term investments and income tax and social contribution prepayments paid by estimate. As of December 31, 2023 the amount of R$4,290,022 (R$3,809,280 as of December 31, 2022 ) relates to advances of income taxes in foreign jurisdictions, which do not expire.

Excise tax – IPI: Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values - Reintegra: Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

9 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from to transactions between related parties or at under market conditions and prices. Transference of costs includes borrowing costs, interest and exchange, when applicable. The following table includes balances and net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Related party receivables	1,807,878	1,103,125	573,955	951,021
Related party payables	(14,459,311)	(22,066,929)	—	—
	(12,651,433)	(20,963,804)	573,955	951,021

		Costs transfer	Statement of financial position accounts		Financial income (expense)
	Currency	(administrative and funding)	December 31, 2023	December 31, 2022	2023	2022
Direct subsidiaries
JBS Finance Luxembourg S.à.r.l	US$	2,52% a 3,64% a.a.	—	—	—	(74,322)
Brazservice Ltda. (1)	R$	CDI + 4% a.a.	—	32,502	1,546	5,582
Enersea Ltda. (1)	R$	CDI + 4% a.a.	—	80	4	762
JBS Embalagens Metálicas Ltda	R$	CDI + 4% a.a.	54	14	5	1
JBS Confinamento Ltda.	R$	CDI + 4% a.a.	(3,784)	109,696	14,713	17,355
JBS Investments Luxembourg S.à.r.l.	US$	2,52% a 3,64% a.a.	(8,057,016)	(10,047,675)	(237,830)	(233,736)
Indirect subsidiaries
Seara Holding Ltda. (2)	R$	-	(6,398,511)	—	—	—
JBS Leather Paraguay Srl	GUA	7% a.a.	9,642	9,812	375	481
Seara Alimentos Ltda. (2)	R$	CDI + 4% a.a.	1,224,227	(8,521,864)	(653,805)	(597,379)
JBS Luxembourg S.à.r.l	US$	1,83% a 7,30% a.a.	—	(3,497,390)	(74,948)	(236,601)
Other related parties
J&F Investimentos S.A. (3)	R$	IPCA	570,936	543,165	14,620	—
J&F Oklahoma Holdings, Inc.	R$	3.4%(*)	—	400,017	6,962	(3,578)
Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	3,019	7,839	—	494
Total			(12,651,433)	(20,963,804)	(928,358)	(1,120,941)

(*)	Rate for the contract term.

(1)	The direct subsidiaries Brazservice Ltda and Enersea Ltda were incorporated by the Parent Company for corporate simplification purposes.
(2)	Refers to the transfer of the current account of the indirect controlling company Seara Alimentos Ltda. to its controlling company Seara Holding Ltda.
(3)	Refers to the agreement signed between JBS S.A. and J&F Investimentos S.A. and some former executives of the Company, which represents the definitive extinction of the dispute subject to Arbitral CAM process no. 186/21, by which J&F committed to with payment in the updated total amount of R$570,935, to be paid according to the terms and conditions specified in the agreement.

Operations in direct and indirect subsidiaries refer to remittances for working capital that will be and/or have been settled with a capital increase/reduction, distribution of dividends, or cash.

Related party receivable	Consolidated
	December 31, 2023	December 31, 2022
J&F Investimentos S.A.	570,936	543,165
J&F Oklahoma Holdings, Inc. (1)	—	400,017
Flora Produtos de Higiene e Limpeza S.A. (1)	3,019	7,839
	573,955	951,021

(1)	J&F Investimentos S.A is the ultimate controller of the related companies.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individually, balances which are equal or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but if in the current period they do, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
	December 31,	December 31,	December 31,	December 31,
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Direct subsidiaries
JBS Confinamento Ltda.	2,138	2,300	28,021	119,563	646,327	1,255,584	12,412	15,108
Brazservice Ltda.	—	2,977	—	14,283	39,163	118,172	16,717	107,333
Conceria Priante Srl	20,443	15,479	—	—	—	—	33,579	38,928
JBS Chile Limitada	20,820	—	318	—	8,045	—	115,709	—
JBS Toledo N.V.	11,096	8,577	—	—	—	—	296,408	332,485
Indirect subsidiaries
Seara Alimentos Ltda.	228,076	215,066	52,593	58,663	226,657	294,037	2,514,070	2,778,655
JBS Global UK Limited	105,667	138,313	—	—	—	—	475,859	408,103
JBS Aves Ltda.	5,658	5,523	20,900	20,757	3,858	5,919	131,718	136,520
Weddel Limited	5,497	22,402	—	—	—	—	67,822	77,967
Sampco, LLC	96,505	108,359	—	—	—	—	794,851	959,321
Meat Snacks Partners do Brasil Ltda.	16,255	3,547	—	128	—	—	361,483	445,483
JBS Asia Limited	—	—	266,286	82,036	221,117	120,517	—	—
JBS Leather Asia Limited	69,532	70,780	—	—	7	—	328,648	242,559
JBS USA Holding Lux S.à.r.l.	260,857	520,893	—	715	1,454	—	944,384	1,065,280
Seara Comércio de Alimentos Ltda.	2,197	4,349	3,859	1,680	30,242	20,059	18,891	15,904
JBS Australia Pty Ltd.	3,096	9,298	—	678	1,909	691	187,974	292,889
Other related parties
Agropecuária Santa Luzia Ltda.	59	1,772	122	44	—	28,058	—	7,241
JBJ Agropecuária Ltda.	4,252	2,912	1,941	40,357	1,716,976	1,619,097	24,782	26,994
Flora Produtos de Higiene e Limpeza S.A	33,536	34,359	2	—	13	4,505	321,027	334,348
Eldorado Brasil Celulose S.A	246	314	—	6	59	287	2,941	8,596
Prima Foods S.A.	506	315	2,047	4,012	63,465	101,963	3,148	14,612
Banco Original S.A	34	5	—	9	—	—	97	81
Agropecuária Nelore Parana Ltda	—	—	3,870	9,149	144,882	172,150	2,434	454
	886,470	1,167,540	379,959	352,080	3,104,174	3,741,039	6,654,954	7,308,861

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original (Related party) acquires trade accounts receivables held against certain of the Company’s customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At December 31, 2023, the unpaid balance of transferred receivables was R$2,664,506 (R$969,151 at December 31, 2022) in the Company, and R$5,158,611 (R$2,133,083 at December 31, 2022) in the Consolidated, respectively. For the years ended at December 31, 2023, the Company incurred financial costs related to this operation in the amount of R$225,979 (R$165,304 at December 31, 2022) in the Company, and R$478,112 (R$375,142 at December 31, 2022) in the Consolidated, respectively, recognized in these financial statements as financial expenses.

At December 31, 2023, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$1,482,874 (R$477,103 at December 31, 2022) in the Company and R$3,783,589 (R$1,869,825 at December 31, 2022) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the years ended at December 31, 2023, the Company earned interest from these investments in the amount of R$40.943 (R$7,478 at December 31, 2022) in the Company, and R$129.265 (R$17,159 at December 31, 2022) in the Consolidated, respectively, recognized in these financial statements as financial income.

The Company enters into purchase agreements for livestock with certain suppliers, including the related party JBJ Agropecuária Ltda., ensuring a fixed price when purchasing cattle, without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ has already made anticipation with the banks of this operation in the supply chain finance modality. At December 31, 2023 the balance of this transaction was R$299,800 (R$446,000 at December 31, 2022).

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A. (formerly called Mata Boi Alimentos S.A.).

The Company sponsor´s Institute Germinare, a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the years ended at December 31, 2023 the Company made donations in the amount of R$111,049 (R$178,831 at December 31, 2022) recognized in these financial statements as general and administrative expenses.

The Company is a member of the JBS Pela Amazônia Fund, a non-profit association whose objective is to promote and finance initiatives and projects aimed at the sustainable development of the Amazon Biome. During the year ended December 31, 2023, there were no donations (R$5,500 at December 31, 2022), recorded under the caption general and administrative expenses.

The Company holds competitions to contract or renew its insurance. In this process, it includes Original Corporate Corretora de Seguros Ltda. on the panel, an insurance broker who is a related party. All contracts are made at market value, if they are completed.

In the years ended December 31, 2023 and 2022, no expected losses with doubtful debts were recorded, nor were any bad debt expenses related to transactions with related parties recognized.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers. The aggregate amount of compensation received by the Company’s key management during the years ended at December 31, 2023 and 2022 is the following:

	2023	2022
Salaries and wages	41,517	39,702
Variable cash compensation	96,876	98,000
Share-based payments	37,932	35,446
	176,325	173,148

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

10 Income taxes

Current taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recognized considering the applicable statutory tax rates in effect at the balance sheet date.

Current tax comprises expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The current income tax charge is calculated using enacted or substantively enacted tax rates at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. The Company periodically evaluates positions taken in which applicable tax regulation is subject to interpretation and recognizes an accrual, if needed, for probable payments of income tax.

In compliance with the interpretation ICPC 22/IFRIC 23, the Administration analyzed the relevant tax decisions and whether they conflict in any way with the positions adopted by the Company. In relation to uncertain tax positions, the Administration has reviewed the respective legal opinions and jurisprudence and recognized a provision for such matters. Periodically, the Company evaluates the tax positions assumed in which there are uncertainties about the tax treatment adopted and, if necessary and applicable, constitutes a provision.(Net income arising from foreign subsidiaries)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Deferred taxes

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right to offset current tax assets against liabilities and when they are related to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In the Company, tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations complex tax regulations, which are constantly evolving in the tax jurisdictions where the Company operates. Deferred taxes will only be recognized if it is probable that it is probable that in the future there will be a positive tax base against which temporary differences can be utilized and losses offset, based on projections of taxable income taxable results as well as technical feasibility studies, submitted annually to the Company’s and its subsidiaries’ management bodies, when applicable.

Changes in tax laws and rates may affect deferred tax assets and liabilities recorded in the future. the Administration does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the close of the fiscal year, the calculation may result in a payment that is significantly different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements due to the complexity of these tax uncertainties. A legal settlement not favorable to the Company would require a cash outflow and could result in an increase in the effective tax rate on assessment; a favorable legal settlement may result in a reduction in the effective tax rate at assessment.

Deferred taxes are recognized on tax loss carryforwards and temporary asset and liability differences on tax basis versus book basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of adjustments of business combination adjustments. Deferred taxes are determined using tax rates (and laws) that are effective or substantively effective at the end of the current period and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax expense on goodwill amortization is recorded only when there is tax amortization of goodwill in the assessment.

Tax losses in Brazil do not expire, but are limited to the use of 30% of taxable income for the year. The utilization of tax losses in other jurisdictions expires between 10 and 20 years.

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Deferred income taxes assets	—	—	3,751,335	3,161,300
Deferred income taxes liabilities	(3,136,770)	(2,995,114)	(6,585,412)	(7,112,102)
	(3,136,770)	(2,995,114)	(2,834,077)	(3,950,802)

a.	Deferred income tax and social contribution

a1.	Unrecognized tax benefit

The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases not recognized by subsidiaries on December 31, 2023 was R$3,806,133 (R$3,214,811 on December 31, 2022). These values come from companies that do not have profitability histories or future profit projections sufficient to support their record.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

a2.	Composition of deferred tax income and social contribution

	Company
	December 31, 2022	Income statement	Other Adjustments (1)	December 31, 2023
Tax losses and negative basis of social contribution	-	28,991	-	28,991
Expected credit losses on trade accounts receivable	88,021	(6,851)	-	81,170
Provisions for contingencies	162,583	27,583	-	190,166
Present value adjustment - Trade accounts receivable	3,318	235	-	3,553
Right of use assets	2,732	2,446	-	5,178
Goodwill amortization	(3,277,762)	-	-	(3,277,762)
Present value adjustment - Trade accounts payable	2,090)	(7,075)	-	(4,985)
Hedge operations(2)	61,197	(195,356)	-	(134,159)
Accrued liabilities	184,190	(21,363)	-	162,827)
Realization of other reserves	(257,332)	3,080	-	(254,252)
Other temporary differences	35,849	26,563	91	62,503)
Deferred taxes, net	(2,995,114)	(141,747)	91	(3,136,770)

	Company
	December 31, 2021	Income statement	December 31, 2022
Expected credit losses on trade accounts receivable	91,840	(3,819)	88,021
Provisions for contingencies	164,082	(1,499)	162,583
Present value adjustment - Trade accounts receivable	3,671	(353)	3,318
Right of use assets	3,622	(890)	2,732
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,694	(604)	2,090
Hedge operations (2)	16,236	44,961	61,197
Accrued liabilities	134,382	49,808	184,190
Realization of other reserves	(260,867)	3,535	(257,332)
Other temporary differences	(19,363)	55,212	35,849
Deferred taxes, net	(3,141,465)	146,351	(2,995,114)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other Adjustments(1)	December 31, 2023
Tax losses and negative basis of social contribution	3,387,144	799,728	(119,345)	-	4,067,527
Expected credit losses on trade accounts receivable	164,732	23,618	(3,966)	-	184,384
Provisions for contingencies	716,633	(96,868)	(12,702)	-	607,063
Present value adjustment - Trade accounts receivable	59,095	(22,071)	-	-	37,024
Tax credits - Foreign subsidiaries	68,855	51,706	(6,040)	145	114,666
Labor accidents accruals	32,032	8,945	(2,600)	-	38,377
Pension plan	54,708	18,602	(4,408)	(11,020)	57,882
Accrued liabilities	1,257,677	(68,236)	(71,302)	2	1,118,141
Non-deductible interests	399,481	669,248	(42,575)	-	1,026,154
Right of use assets	117,832	10,713	(5,492)	-	123,053
Goodwill amortization	(4,100,891)	(55,961)	32,845	-	(4,124,007)
Present value adjustment - Trade accounts payable	(42,292)	12,933	-	-	(29,359)
Business combination	(2,303,239)	(915)	153,406	-	(2,150,748)
Inventory valuation	(572,398)	(489,952)	59,790	-	(1,002,560)
Hedge and hedge accounting operations (2)	42,831	(162,715)	-	(2,912)	(122,796)
Realization of other reserves	(575,927)	16,079	-	-	(559,848)
Accelerated depreciation and amortization	(3,061,949)	370,471	201,669	-	(2,489,809)
Other temporary differences	404,874	(77,930)	(86,014)	29,849	270,779
Deferred taxes, net	(3,950,802)	1,007,395	93,266	16,064	(2,834,077)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2021	Income statement	Exchange variation	Other adjustments	December 31, 2022
Tax losses and negative basis of social contribution	2,407,989	1,019,925	(43,409)	2,639	3,387,144
Expected credit losses on trade accounts receivable	146,544	20,059	(1,871)	—	164,732
Provisions for contingencies	544,132	172,501	—	—	716,633
Present value adjustment - Trade accounts receivable	45,564	13,531	—	—	59,095
Tax credits - Foreign subsidiaries	74,993	(1,288)	(4,577)	(273)	68,855
Labor accidents accruals	218,775	(172,451)	(14,292)	—	32,032
Pension plan	120,970	(28,822)	(8,339)	(29,101)	54,708
Accrued liabilities	1,478,003	(132,043)	(88,283)	—	1,257,677
Non-deductible interests	32,889	370,290	(3,698)	—	399,481
Right of use assets	33,884	84,106	(158)	—	117,832
Goodwill amortization	(3,937,854)	(189,119)	26,082	—	(4,100,891)
Present value adjustment - Trade accounts payable	(33,568)	(8,724)	—	—	(42,292)
Business combination	(2,641,925)	225,085	164,819	(51,218)	(2,303,239)
Customer returns accruals - Foreign subsidiaries	(186,478)	174,938	11,540	—	—
Inventory valuation	131,675	(704,606)	533	—	(572,398)
Hedge and hedge accounting operations (2)	(150,686)	115,035	916	77,566	42,831
Realization of other reserves	(592,204)	16,277	—	—	(575,927)
Accelerated depreciation and amortization	(2,748,785)	(504,898)	191,734	—	(3,061,949)
Other temporary differences	135,629	34,659	240,862	(6,276)	404,874
Deferred taxes, net	(4,920,453)	504,455	471,859	(6,663)	(3,950,802)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos and impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 29 - Risk management and financial instruments.

a2.	Expectation of realization of deferred IR/CS on tax losses and negative basis

Deferred tax assets arising from tax losses and temporary differences will be realized as future taxable profits become available, against which these deferred tax assets can be used. The period for settlement or realization of such differences is imprecise and is linked to several factors that are not under the Company’s control.

When estimating the realization of active deferred tax credits, constituted on tax losses and negative social contribution basis, the Company considers its budget and strategic plan, adjusted based on estimates of the main tax additions and exclusions. Based on this estimate, the Company believes that it is likely that these deferred tax credits will be realized.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	2023	2022	2023	2022
Accounting result before taxation	(1,399,967)	14,385,495	(1,398,083)	18,283,864
Nominal rate	-34%	-34%	-34%	-34%
Expected tax expense	475,989	(4,891,068)	475,348	(6,216,514)
Adjustments to reconcile tax expense:
Share of profit of equity-accounted investees	14,861	5,192,959	16,186	20,574
Investments grants (3)	997,128	1,928,646	2,309,571	2,335,224
International rate differences	—	—	(83,939)	1,632,197
Net income arising from foreign subsidiaries (4)	(1,013,138)	(1,378,928)	(1,023,544)	(1,378,928)
Transfer pricing adjustment	(60,277)	(39,042)	(61,059)	(179,324)
Unrecognized tax benefits	—	—	(1,862,376)	472,790
Interest not taxed	—	—	700,336	672,699
J&F leniency expenses refund (5)	—	184,676	—	184,676
	(37,757)	(597)	(37,757)	(597)
Donations and social programs (3)	10,444	13,171	32,405	27,188
Other permanent differences	(48,255)	62,524	203,767	347,405
Current and deferred income tax (expense) benefit	338,995	1,072,341	668,938	(2,082,610)
Current income tax expense	480,742	925,990	(338,457)	(2,587,065)
Deferred income tax income (expense)	(141,747)	146,351	1,007,395	504,455
	338,995	1,072,341	668,938	(2,082,610)
% IT/PBT	24.21%	7.45%	47.85%	(11.39)%

Additional information: analysis of the variation in the effective rate:

The Company understands that, due to the origin and non-recurrence of certain events, for the purposes of predictability of the effective rate, possible effects of deferred taxes on the amortization of goodwill may be disregarded; unrecognized deferred taxes; income tax and social contribution on realization of the revaluation reserve and investment subsidy from previous years. Therefore, the adjusted effective rate, excluding the previously mentioned effects, in the years ending December 31, 2023 and 2022 would be 23.99% and -5.45% in the Parent Company and 155.18% and -23.16% in the Consolidated.

(3) The Company and its subsidiaries have subsidies granted by state governments, as presumed credit, partial and full reduction of the ICMS calculation basis for certain goods in its production chain, in accordance with the regulations of each State. The appropriate values of these tax incentives as income in the result are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. During 2023, the Company and its subsidiaries recorded the amount of government subsidies in the amount of R$6.79 billion, of which R$2.82 billion were presumed credit and R$3.97 billion were ICMS reduction and exemption, excluded from basis for calculating income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net profit reflected a tax gain in 2023 of R$960,675 referring to the presumed credit and R$1.34 billion in exemption and base reduction.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

On June 12, 2023, the ruling on Special Appeals No. 1,945,110 and 1,987,158 (Repetitive Topic 1182) was published, discussing the requirement for IRPJ and CSLL on amounts related to ICMS tax incentives, distinct from those granted in the form of presumed credits. The ruling in reference stated that the taxes in question are not due, as long as the requirements of article 30 of Law No. 12,973/14 are observed, and it is certain that the Company recorded the profit reserve referred to in article 195-A of Law No. 6,404/76. On August 31, 2023, Provisional Measure No. 1185/23 was published, which changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14, which was converted into Law on December 29 2023 through Law No. 14,789, the effects of which will be observed for the year 2024.

(4)	In accordance with Law No. 12,973/14, the results of subsidiaries abroad must be taxed at a nominal rate of 34%, and the tax paid abroad by these subsidiaries may be credited in Brazil. The results obtained from subsidiaries abroad are subject to taxation by the countries where they are headquartered, in accordance with the applicable rates and legislation (profits taxed by foreign jurisdictions included in the reconciliation of income tax and social contribution expenses). The Company analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to the indemnity J&F as described in the footnote 9 - Related party transactions.

(6)	Refers to donations made by the Company, as described in explanatory note 28 - Expenses by nature.

Global Minimum Tax: The Organization for Economic Co-operation and Development (OECD) is an international organization made up of 38 member countries that work to create international standards and seek solutions to a range of social, economic and environmental challenges. These solutions range from improving economic performance and creating jobs to promoting solid education and combating international tax evasion.

With regard to the fight against tax evasion, the BEPS (Base Erosion and Profit Shifting) project was created in 2013. This initiative is a collaboration between the G20 (group of twenty countries with the largest economies) and the OECD. The objective of the BEPS project is to implement 15 measures to combat tax evasion, improve the coherence of international tax rules and ensure a more transparent tax environment on the international stage. The project aims to prevent the abuse of tax rules that result in the erosion of the tax base, mainly through the transfer of profits to destinations with more favorable taxation or no taxation.

Pillar II is part of one of the OECD’s most recent initiatives, known as BEPS 2.0. It aims to address tax issues related to changes in business models in a globalized environment. The objective of Pillar II is to create a global system of minimum taxation for multinational companies with an annual global turnover of more than EUR 750 million. This additional taxation aims to balance the global income tax collection of these companies and guarantee the payment of a minimum effective global rate of 15%, per jurisdiction, where the multinational group operates.

From 2024 onwards, Pillar II rules will come into force in several countries, impacting several multinationals operating in these countries. During the first three years, there will be some transition rules (Safe Harbor) with the aim of simplifying the calculations of the effective rate by jurisdiction, allowing adaptation to the affected multinational groups.

Although the implementation of Pillar II presents uncertainties in the Brazilian legal system, the Company and its subsidiaries are monitoring the potential impacts that this new rule may bring to the Group.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

For the 2022 calendar year, during 2023, the Company performed a Safe Harbor analysis using 2022 financial data for the jurisdictions where the Company operates. The results of this preliminary analysis indicate that some countries within the Group may be subject to additional income tax payments in accordance with Pillar II rules. However, the estimated additional payment percentage cannot be precisely calculated until the release of these Financial Statements, especially due to the fact that the impact of Pillar II will be based on 2024 results, which cannot yet be known.

Furthermore, in December 2023, the CVM (Securities Commission) published Resolution No. 197, which introduced changes to CPC 32 and IAS 12 “Profit Taxes”. In accordance with this Resolution, due to measurement uncertainties and impacts, the Company decided to apply the exception for recognition and disclosure of information on deferred tax assets and liabilities related to Pillar II income tax, until we have more definitive information available.

11	Investments in equity-accounted investees, associates and joint venture

The investments in associates and joint ventures are accounted using the equity method. Associates are those companies in which the Company has significant influence, without the power to control the financial and/or operating policy decisions. Joint ventures are those in which control is jointly exercised by the Company and one or more partners.

The financial statements of its subsidiaries are adjusted to follow the accounting policies established by the Company. All transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

The non-controlling interest are presented in the consolidated financial statements as an integral part of the equity, as well as the results attributable to them in the income statement.

When the Company acquires more shares or other equity instruments of an entity that it already controls, the gains and losses of this variation of participation are recorded as an increase or decrease in shareholders’ equity under the caption “Capital Transaction”.

Relevant information for investments in the year ended at December 31, 2023:

	Participation	Total assets	Share capital	Equity + Goodwill	Net revenue	Net income (loss)
i. In subsidiaries:
JBS Embalagens Metálicas Ltda.	99.95%	84,860	203,269	80,679	—	(138)
JBS Confinamento Ltda.	100%	543,719	866,121	346,365	786,148	(92,564)
Conceria Priante Srl	100%	180,001	14,984	93,959	111,439	(21,991)
JBS Leather International B.V.	100%	755,547	100,029	550,351	703,467	(14,615)
Brazservice Ltda.	100%	—	—	—	38,983	(636)
Enersea Ltda.	100%	—	—	—	16	6
JBS Asset Management Corporation	100%	94,816	104,227	94,604	2,350	(9,161)
JBS Investments Luxembourg S.à.r.l.	100%	174,704,834	366	40,061,058	317,107,825	121,735
JBS B.V. (5)	100%	—	—	—	—	(235)
JBS Toledo N.V.	100%	223,867	19,049	202,936	608,827	14,806
JBS Chile Limitada	100%	77,893	25	21,935	332,060	4,726
JBS Finance Luxembourg S.à.r.l.	100%	4,669	726	310	—	(67)
ii. In joint ventures:
Meat Snack Partners do Brasil Ltda.	50%	499,372	23,762	376,862	1,021,502	83,685
iii. In affiliates:
JBS Ontario	100%	204,792	5	77,430	683,956	7,315
Birla Societá Agricola Srl	20%	—	13,379	40,805	—	(7,738)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Changes in the Company’s investments:

				Equity
	December 31, 2022	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	December 31, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(138)	80,639
JBS Confinamento Ltda. (2)	377,409	61,520	—	—	(92,564)	346,365
Conceria Priante Srl	120,500	—	(4,550)	—	(21,991)	93,959
JBS Leather International B.V. (3)	635,828	19,707	(44,150)	(46,419)	(14,615)	550,351
Brazservice Ltda.	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners do Brasil Ltda. (4)	209,092	(62,500)	1,874	(1,877)	41,842	188,431
Enersea Ltda.(2)	350	(356)	6
JBS Asset Management Corporation	111,742	—	(7,977)	—	(9,161)	94,604
JBS Investments Luxembourg S.à.r.l. (2)	53,603,571	(13,194,616)	(3,965,443)	3,495,811	121,735	40,061,058
JBS B.V. (5)	(27)	264	(1)	(1)	(235)	—
JBS Toledo N.V.	195,970	—	(7,840)	—	14,806	202,936
JBS Chile Limitada	19,953	—	(2,744)	—	4,726	21,935
JBS Finance Luxembourg S.à.r.l.	404	—	(27)	—	(67)	310
Total	55,399,509	(13,219,285)	(4,030,858)	3,447,514	43,708	41,640,588

(*)	Holding company that consolidates the operations of the subsidiaries Seara and JBS USA.

(1)	Refers to changes in the equity of investees arising from subsidiaries, of the functional currency (dollar) of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux.) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, pound sterling, euro, Mexican peso, among others.

(2)	The Company increased the capital in its direct subsidiaries JBS Confinamento Ltda. and JBS Leather International, through partial settlement of a current account.

(3)	The direct subsidiaries Brazservice Ltda. and Enersea Ltda. were incorporated by the Parent Company for corporate simplification purposes.

(4)	The indirect Meat Snacks Partners do Brasil Ltda. distributed profits across the Company.

(5)	The Company controls the capital in the direct subsidiary JBS Investments Lux, and envy cash for JBS S.A.

				Equity
	December 31, 2022	Addition	Profit distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2023
Meat Snacks Partners (4)	209,092	—	(62,500)	(3)	41,842	188,431
JBS Foods Ontario Inc.	75,720	—	—	(5,606)	7,316	77,430
Birla Societá Agricola (6)	10,025	—	—	(314)	(1,551)	8,160
Total	294,837	—	(62,500)	(5,923)	47,607	274,021

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

				Equivalência patrimonial
	Saldo em 12.31.21	Adição (Baixa)	Variação cambial	No patrimônio líquido	No resultado do período	Saldo em 12.31.22
JBS Embalagens Metálicas Ltda.	80,852	25	—	—	(100)	80,777
JBS Confinamento Ltda.	5,029	460,601	—	—	(88,221)	377,409
Conceria Priante Srl	151,113	—	(18,307)	—	(12,306)	120,500
JBS Leather International B.V.	806,120	(85,601)	(61,042)	1,095	(24,744)	635,828
Brazservice Ltda.	45,376	—	—	—	(1,436)	43,940
Meat Snacks Partners do Brasil Ltda.	169,050	(14,000)	—	—	54,042	209,092
Enersea Ltda.	(7,193)	8,573	—	—	(1,030)	350
JBS Asset Management Corporation	114,814	—	(7,323)	—	4,251	111,742
JBS Investments Luxembourg S.à.r.l.	58,900,478	(14,049,185)	(4,226,976)	(2,351,587)	15,330,841	53,603,571
JBS B.V.	109	—	(4)	—	(132)	(27)
JBS Toledo N.V.	211,470	—	(25,087)	—	9,587	195,970
JBS Chile Limitada	18,431	—	(1,093)	—	2,615	19,953
JBS Finance Luxembourg S.à.r.l.	381	—	(19)	—	42	404
Total	60,496,030	(13,679,587)	(4,339,851)	(2,350,492)	15,273,409	55,399,509

Changes in the Consolidated’s investments:

				Equity
	December 31, 2021	Addition	Dividends distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2022
Meat Snacks Partners	169,050	—	(14,000)	—	54,042	209,092
JBS Foods Ontario Inc.	74,140	—	—	(4,892)	6,472	75,720
Total	—	10,811	—	(786)	—	10,025
	243,190	10,811	(14,000)	(5,678)	60,514	294,837

12	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Company compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively.

At each reporting date, management assesses whether there is an indication that an asset may be impaired. In that case, the estimated recoverable amount will be measured to determine if the asset is impaired. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. When an asset’s or CGU’s carrying amount it is higher than its estimated recoverable amount, it is written down immediately to the recoverable amount. The recoverable amount is the higher amount of the estimate of the assets’ fair value less cost to sell and value in use. For the year ended December 31, 2023 the Company recognized impairment for the Property, plant and equipment, in the amount of R$113,726 (R$18.707 at December 31, 2022 ), related to the indirect subsidiary JBS USA.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income.

The Company’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the market. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

During the year ended at December 31, 2023, the Company entered into several purchase commitments for property, plant and equipment in the amount of R$80,340(R$147.376 at 31 December, 2022), in the Company and R$1.88 billion (R$ 3,36 billion in 31 December, 2022) in the Consolidated.

				Net amount
Company	Useful life	Cost	Accumulated depreciation	December 31, 2023	December 31, 2022
Buildings	5 to 40 years	5,485,294	(1,697,999)	3,787,295	3,580,188
Land	—	2,278,266	—	2,278,266	1,749,340
Machinery and equipment	3 to 30 years	7,539,411	(4,403,271)	3,136,140	3,066,247
Facilities	10 years	3,083,705	(1,156,950)	1,926,755	1,797,795
Computer equipment	2 to 5 years	343,583	(268,490)	75,093	41,814
Vehicles (land and air)	5 to 35 years	1,020,249	(312,551)	707,698	515,344
Construction in progress	—	1,528,857	—	1,528,857	2,214,667
Others	2 to 15 years	199,705	(130,191)	69,514	62,468
		21,479,070	(7,969,452)	13,509,618	13,027,863

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

				Net amount
Consolidated	Useful life	Cost	Accumulated depreciation	December 31, 2023	December 31, 2022
Buildings	5 to 60 years	31,373,046	(10,530,548)	20,842,498	19,722,715
Land	—	5,856,709	—	5,856,709	5,512,969
Machinery and equipment	3 to 30 years	46,184,841	(25,315,981)	20,868,860	19,998,538
Facilities	10 to 30 years	5,694,331	(1,995,406)	3,698,925	3,001,689
Computer equipment	2 to 15 years	2,197,781	(1,392,714)	805,067	606,623
Vehicles (land and air)	3 to 35 years	2,122,860	(802,819)	1,320,041	1,121,272
Construction in progress	—	7,923,847	—	7,923,847	11,084,915
Others	2 to 25 years	2,917,325	(1,692,152)	1,225,173	1,122,071
		104,270,740	(41,729,620)	62,541,120	62,170,792

Changes in property, plant and equipment:

Company	December 31, 2022	Additions net of transferences (1)	Incorporates (2)	Disposals	Depreciation expense	December 31, 2023
Buildings	3,580,188	540,100	14,402	(105,304)	(242,091)	3,787,295
Land	1,749,340	564,375	276	(35,725)	—	2,278,266
Machinery and equipment	3,066,247	416,950	14,181	(51,809)	(309,429)	3,136,140
Facilities	1,797,795	239,814	7,852	(6,205)	(112,501)	1,926,755
Computer equipment	41,814	50,808	178	(1,087)	(16,620)	75,093
Vehicles (land and air)	515,344	321,637	371	(35,861)	(93,793)	707,698
Construction in progress	2,214,667	(685,810)	—	—	—	1,528,857
Other	62,468	21,065	642	(1,697)	(12,964)	69,514
	13,027,863	1,468,939	37,902	(237,688)	(787,398)	13,509,618

Company	December 31, 2021	Additions net of transferences	Disposals	Depreciation	December 31, 2022
Buildings	3,746,613	53,283	(393)	(219,315)	3,580,188
Land	1,748,561	995	(216)	—	1,749,340
Machinery and equipment	3,131,222	267,253	(2,869)	(329,359)	3,066,247
Facilities	1,680,385	224,013	(263)	(106,340)	1,797,795
Computer equipment	35,229	21,874	(225)	(15,064)	41,814
Vehicles (land and air)	442,619	179,049	(34,026)	(72,298)	515,344
Construction in progress	1,419,799	794,868	—	—	2,214,667
Other	64,412	9,758	(126)	(11,576)	62,468
	12,268,840	1,551,093	(38,118)	(753,952)	13,027,863

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions net of transferences (1)	Business combination adjustments (3)	Disposals	Depreciation expense	Exchange rate variation	December 31, 2023
Buildings	19,722,714	3,418,759	21	(161,506)	(1,315,974)	(821,516)	20,842,498
Land	5,512,969	583,120	—	(71,057)	—	(168,323)	5,856,709
Machinery and equipment	19,998,538	4,965,205	49,681	(188,389)	(3,049,080)	(907,095)	20,868,860
Facilities	3,001,689	936,195	—	(13,743)	(219,632)	(5,584)	3,698,925
Computer equipment	606,623	451,037	—	(3,581)	(223,288)	(25,724)	805,067
Vehicles (land and air)	1,121,272	500,778	—	(43,652)	(217,255)	(41,102)	1,320,041
Construction in progress	11,084,915	(2,854,594)	—	(19,883)	—	(286,591)	7,923,847
Other	1,122,072	383,245	(73)	(47,147)	(184,528)	(48,396)	1,225,173
	62,170,792	8,383,745	49,629	(548,958)	(5,209,757)	(2,304,331)	62,541,120

Consolidated	December 31, 2021	Acquired in business combinations	Additions net of transferences	Business combination adjustments	Disposals	Depreciation	Exchange rate variation	December 31, 2022
Buildings	19,536,418	633,561	1,861,044	68	(20,389)	(1,214,083)	(1,073,905)	19,722,714
Land	5,273,139	423,806	133,401	(80)	(27,878)	—	(289,419)	5,512,969
Machinery and equipment	19,921,569	476,647	3,821,093	339	(32,915)	(2,943,965)	(1,244,230)	19,998,538
Facilities	2,717,858	4,379	444,915	—	(476)	(166,165)	1,178	3,001,689
Computer equipment	680,594	3,686	208,025	(1)	(21,223)	(213,284)	(51,174)	606,623
Vehicles (land and air)	1,009,846	64,643	322,705	57	(38,326)	(179,086)	(58,567)	1,121,272
Construction in progress	6,802,002	26,144	4,609,549	4	(5,149)	—	(347,635)	11,084,915
Other	1,025,930	32,465	317,990	63	(8,011)	(180,856)	(65,509)	1,122,072
	56,967,356	1,665,331	11,718,722	450	(154,367)	(4,897,439)	(3,129,261)	62,170,792

(1)	Additions for each category includes transfer from construction in progress during the period.

(2)	Refers to incorporation of a direct subsidiary Brazservice Ltda, during the first quarte at 2023.

(3)	Refers to business combination adjustment in TriOak, acquired during the year ended at December 22, as described in the footnote 3 - Business Combination.

For the year ended December 31, 2023, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$130,127 (R$79,855 at December 31, 2022) and in the Consolidated R$346,155 (R$369,155 at December 31, 2022). The capitalization rate used at December 31, 2023 was 8,41% p.y., in Brazil and 4,40% p.y. in the United States (5,90% p.y., in Brazil and 3,70%% p.y. in the United States at December 31, 2022)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

13	Leases

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Company when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such technique generates significant distortions in the information provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 6.68% (8.25% at December 31, 2022) in the Company, and 5.85% (7.30% at December 31, 2022) in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

13.1	Right of use asset

				Net amount
Company	Average lease term	Cost	Accumulated amortization	December 31, 2023	December 31, 2022
Buildings	3 to 20 years	49,975	(27,342)	22,633	30,041
Computer equipment	1 to 3 years	82,527	(31,287)	51,240	10,728
Machinery and equipment	1 to 4 years	60,677	(22,721)	37,956	12,747
Operating plants	1 to 4 years	27,164	(15,165)	11,999	623
Land	1 to 4 years	1,609	(1,104)	505	253
Vehicles (land)	1 year	13,361	(1,893)	11,468	272
		—	—	—	—
		235,313	(99,512)	135,801	54,664

				Net amount
Consolidated	Average lease term	Cost	Accumulated amortization	December 31, 2023	December 31, 2022
Growing facilities	1 to 13 years	6,182,222	(2,283,192)	3,899,030	4,299,324
Buildings	2 to 30 years	3,809,084	(1,232,991)	2,576,093	2,227,940
Computer equipment	1 to 5 years	134,310	(59,107)	75,203	48,089
Machinery and equipment	1 to 10 years	1,274,315	(838,111)	436,204	547,282
Operating plants	1 to 11 years	176,154	(80,806)	95,348	97,601
Land	1 to 30 years	189,395	(96,513)	92,882	102,478
Vehicles (land, air and sea)	1 to 20 years	2,116,354	(1,033,259)	1,083,095	1,052,178
		—	—	—	—
		13,881,834	(5,623,979)	8,257,855	8,374,892

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Changes in the right of use assets:

Company	December 31, 2022	Additions (1)	Terminated contracts	Amortization	December 31, 2023
Buildings	30,041	12,358	(3,557)	(16,209)	22,633
Computer equipment	10,728	53,587	—	(13,075)	51,240
Machinery and equipment	12,747	41,686	275	(16,752)	37,956
Operating plants	623	16,958	—	(5,582)	11,999
Land	253	793	—	(541)	505
Vehicles (land)	272	12,896	(54)	(1,646)	11,468
Furniture and appliances	—	—	—	—	—
	54,664	138,278	(3,336)	(53,805)	135,801

Company	December 31, 2021	Additions	Terminated contracts	Amortization	December 31, 2022
Buildings	18,789	24,587	—	(13,335)	30,041
Computer equipment	18,531	—	—	(7,803)	10,728
Operating plants	4,146	13,927	(352)	(4,974)	12,747
Machinery and equipment	3,365	852	—	(3,594)	623
Land	437	213	—	(397)	253
Vehicles (land)	222	255	(13)	(192)	272
Furniture and appliances	93	—	(75)	(18)	—
	45,583	39,834	(440)	(30,313)	54,664

Consolidated	December 31, 2022	Additions (1)	Business combinations adjustments (3)	Terminated contracts	Amortization	Exchange rate variation	December 31, 2023
Growing facilities	4,299,324	731,620	(51,501)	(83,196)	(834,205)	(163,012)	3,899,030
Buildings	2,227,940	950,069	—	(131,832)	(418,286)	(51,798)	2,576,093
Computer equipment	48,089	53,144	—	—	(26,027)	(3)	75,203
Machinery and equipment	547,282	168,949	—	(5,565)	(255,494)	(18,968)	436,204
Operating plants	97,601	30,754	—	(686)	(31,534)	(787)	95,348
Land	102,478	7,103	—	(117)	(13,000)	(3,582)	92,882
Vehicles (land, air and sea)	1,052,178	469,394	—	(4,579)	(362,638)	(71,260)	1,083,095
Furniture and appliances	—	—	—	—	—	—	—
	8,374,892	2,411,033	(51,501)	(225,975)	(1,941,184)	(309,410)	8,257,855

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combinations	Additions	Business combinations adjustments	Terminated contracts	Amortization	Exchange rate variation	December 31, 2022
Growing facilities	3,406,396	751,741	1,155,480	—	(204,573)	(673,210)	(136,510)	4,299,324
Buildings	2,211,045	1,062	656,716	—	(22,431)	(325,494)	(292,958)	2,227,940
and sea)	67,004	—	—	—	(257)	(17,982)	(676)	48,089
equipment	693,677	9,447	195,106	—	(22,168)	(279,475)	(49,305)	547,282
Operating plants	113,605	—	32,261	—	(21,618)	(23,212)	(3,435)	97,601
Land	109,926	3,474	14,491	253	(71)	(14,195)	(11,400)	102,478
equipment	1,231,095	3,196	441,334	—	(41,851)	(459,164)	(122,432)	1,052,178
appliances	94	—	—	—	(76)	(18)	—	—
	7,832,842	768,920	2,495,388	253	(313,045)	(1,792,750)	(616,716)	8,374,892

(1)	Additions for each category includes PIS and COFINS to be paid.
(2)	Refers to the TriOak business combination adjustment, the most relevant, acquired during the year ended in 2022, as described in the footnote 3 - Business Combination.

13.2	Lease liabilities

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Lease liability	168,452	71,666	10,953,118	10,903,766
Present value adjustment	(17,422)	(8,968)	(2,039,185)	(1,919,758)
	151,030	62,698	8,913,933	8,984,008
Breakdown:
Current liabilities	62,454	27,675	1,707,172	1,788,353
Non-current liabilities	88,576	35,023	7,206,761	7,195,655
	151,030	62,698	8,913,933	8,984,008

Changes in the lease liabilities:

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2023
Lease liabilities	62,698	138,324	6,646	(52,232)	(4,406)	151,030

Company	December 31, 2021	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2023
Lease liability	52,599	39,881	4,863	(34,330)	(315)	62,698

Consolidated	December 31, 2022	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2023
Lease liabilities	8,984,008	(51,501)	2,444,826	495,138	(2,384,894)	(238,717)	(334,927)	8,913,933

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2023
Lease liability	8,404,474	768,920	2,526,801	425,418	(2,243,385)	(314,239)	(583,981)	8,984,008

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	31.12.23	31.12.22	31.12.23	31.12.22
Variable lease payments	10,514	5,468	2,537,828	2,577,122
Short term lease liability	24,510	28,962	733,593	635,972
Non-material lease liability	7,172	7,709	21,712	20,026
	42,196	42,139	3,293,133	3,233,120

The non-current portion of the lease liabilities schedule is as follows:

	December 31, 2023
	Company	Consolidated
2025	41,810	1,420,650
2026	22,467	1,185,846
2027	16,129	955,326
2028	14,070	727,973
2029	464	657,798
Maturities thereafter 2029	3,054	3,979,877
Total Future Minimum Lease Payments	97,994	8,927,470
Present value adjustment	(9,418)	(1,720,709)
	88,576	7,206,761

14	Intangible assets

Intangible assets are carried at acquisition cost, net of accumulated amortization and impairment, if applicable. Intangible assets are recognized when it is expected that the assets will generate future economic benefits, taking into consideration the intangible assets’ economic and technological viability. Intangible assets are primarily comprised of trademarks, customer relationships, water and mineral rights, supplier contracts, software and others.

Intangible assets with finite useful lives are amortized over the period of effective use using the straight-line method or a method that reflects the economic benefits of the asset. Intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher amount of an asset’s fair value less costs to sell and its value in use.

The carrying value of indefinite-lived intangible assets, which refers to trademarks and water rights, are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss is recognized to write down the indefinite-lived assets to their recoverable amount.

Management understands that certain trademarks have indefinite lives due to verifiable history, the nature of the assets and expected use of the asset by the Company. These acquired trademarks have no legal, regulatory or contractual limits on their use, do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other forms of deterioration in value.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third- party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

	Company			Consolidated
		Net amount			Net amount
		December 31,	December 31,		December 31,	December 31,
	Useful life	2023	2022	Useful life	2023	2022
Trademarks	Indefinite	—	—	Indefinite	5,290,539	5,479,137
Trademarks	5 years	171,628	10,487	2 to 20 years	1,651,771	1,648,336
Software	5 years	30,448	20,534	2 to 15 years	120,746	109,985
Water rights	—	—	—	Indefinite	55,147	59,205
Customer relationships	—	—	—	3 to 20 years	2,353,676	2,868,194
Supplier contract	—	—	—	7 to 17 years	135,931	159,187
Other	Indefinite	2,236	—	2 to 17 years	5,049	4,345
		204,312	31,021		9,612,859	10,328,389

Changes in intangible assets:
Company	December 31, 2022	Additions	Disposals	Amortization expenses	December 31, 2023
Amortizing:
Trademarks	10,487	171,829	—	(10,688)	171,628
Softwares	20,534	15,360	(304)	(5,142)	30,448
	—	2,236	—	—	2,236
	31,021	189,425	(304)	(15,830)	204,312

Company	December 31, 2021	Additions	Disposals	Amortization	December 31, 2022
Amortizing: Trademarks	15,448	—	—	(4,961)	10,487
Software	17,991	7,733	(13)	(5,177)	20,534
	33,439	7,733	(13)	(10,138)	31,021

Consolidated	December 31, 2021	Additions	Disposals	Amortization expenses	Exchange rate variation	December 31, 2023
Amortizing:
Trademarks	1,648,336	175,794	—	(120,624)	(51,735)	1,651,771
Softwares	109,985	37,558	(636)	(25,551)	(610)	120,746
Customer relationships	2,868,194	11,566	(11,884)	(370,675)	(143,525)	2,353,676
Supplier contract	159,187	—	—	(19,086)	(4,170)	135,931
Others	4,345	2,486	(146)	(1,377)	(259)	5,049
Non-amortizing:
Trademarks	5,479,137	1,810	—	—	(190,408)	5,290,539
Water rights	59,205	—	—	—	(4,058)	55,147
	10,328,389	229,214	(12,666)	(537,313)	(394,765)	9,612,859

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combination	Additions	Acquired in business combinations	Disposals	Amortization	Exchange rate variation	December 31, 2022
Amortizing:
Trademark	1,871,992	110,374	28	—	(12)	(114,717)	(219,329)	1,648,336
Software	92,689	320	41,481	—	(284)	(23,254)	(967)	109,985
Customer relationships	3,602,262	14,739	—	5,410	—	(395,347)	(358,870)	2,868,194
Supplier contract	183,974	—	—	—	—	(19,478)	(5,309)	159,187
Others	5,583	3,120	199	—	—	(3,887)	(670)	4,345
Non-amortizing:
Trademarks	6,183,153	19,931	1,652	3,848	—	—	(729,447)	5,479,137
Water rights	64,706	—	—	—	—	—	(5,501)	59,205
	12,004,359	148,484	43,360	9,258	(296)	(556,683)	(1,320,093)	10,328,389

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the year ended at December 31, 2022, there were no indications of impairment.

15	Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed.

For impairment testing, assets grouped together into the group of assets which generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. CGUs are tested for impairment annually or whenever events and circumstances indicate that the recoverable amount of the CGU is less than its carrying amount. The recoverable amount is the higher of fair value less cost to sell or value in-use. The Company first estimates the value in-use of CGUs and if lower than the carrying amount, the Company will estimate the fair value less cost to sell. During the years ended at December 31, 2023 and 2022, our estimates of the CGU groups’ value in-use exceeded their carrying amounts and therefore estimates of fair value less cost to sell were not determined. The Company estimates of value in- use contain uncertainties due to judgments used in assumptions, including revenue growth, costs and expenses, capital expenditures, working capital and discount rates. The assumptions are based on Management’s estimates as well as comparable data available for market and economic conditions which generate the cash flows.

Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Useful life	December 31, 2023	December 31, 2022
Goodwill	Indefinite	29,556,234	30,412,362

	Consolidated
Changes in goodwill:	December 31, 2023	December 31, 2022
Balance at the beginning of the period	30,412,362	32,564,548
Acquired in business combination	—	95,628
Business combination adjustments (1)	64,206	30,877
Write-off for recoverability	—	(85,601)
Exchange rate variation	(920,334)	(2,193,090)
Balance at the end of the period	29,556,234	30,412,362

(1)	Refers to business combination adjustments from the acquisition of TriOak acquired during the 2022 financial year, as described in explanatory note 3 - Business combinations. During 2022, refers to the business combination adjustment of the acquisitions made in fiscal 2021, Randall Parker, International Food Company Seara LLC., Sunnyvaley and Pilgrim’s Food Masters and BMF (“Bait Almakoolat Food”).

Impairment test of goodwill

At December 31, 2023 and 2022, the Company tested the recoverability of goodwill of each CGU group using the concept of value in use through discounted cash flow models based on the balances at September 30, 2022 and 2022. The determination of the value in use involves using assumptions about cash flows, such as rates of revenue growth, costs and expenses, capital expenditures, working capital requirements and discount rates.

Management projects cash flows for a maximum period of 5 years for the CGU groups of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups. The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

The impairment testing were assigned to the CGUs groups which were allocated.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and that have significant goodwill:

	Consolidated
CGU Groups	December 31, 2023	December 31, 2022
Brazil Beef	9,069,926	9,069,926
Seara	3,713,132	3,714,070
Moy Park	3,764,512	3,837,113
USA Pork	3,362,447	3,623,871
Australia Meat	1,359,994	1,445,908
Australia Smallgoods	1,503,698	1,598,730
Pilgrim’s Food Masters (PFM)	1,629,983	1,673,144
Others CGUs without significant goodwill (1)	5,152,542	5,449,600
Total	29,556,234	30,412,362

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

For the years ended at December 31, 2023 and 2022 there were no indications that goodwill within any CGU group was impaired.

i.	Brazil Beef

The key assumptions used in the estimation of the value in-use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from external and internal sources.

	2023	2022
Discount rate (pre tax)	13.5%	13.2%
Terminal value growth rate	3.5%	4.3%
Estimated growth rate (average for the next 5 years)	7.2%	6.6%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from beef operations in Brazil. Revenues growth was projected considering the availability of cattle, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimatives of inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, especially cattle. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue to be operated for an indefinite period.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

ii.	Seara

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	15.8%	15.2%
Terminal value growth rate	3.3%	3.3%
Estimated growth rate (average for the next 5 years)	13.2%	13.3%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue includes sales from pork, chicken and other products in Brazil. Revenue growth was projected considering the availability of chicken and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue to be operated for an indefinite period.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

For the years ended December 31, 2023 and 2022, estimated value in use exceeded the carrying amount of the CGU group.

iii.	Moy Park

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	14.0%	10.2%
Terminal value growth rate	2.0%	1.0%
Estimated growth rate (average for the next 5 years)	7.4%	6.4%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from chicken operations in Europe, which consists of Moy Park’s operations. Revenue growth was projected considering the availability of chicken, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue to be operated for an indefinite period.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

iv.	USA Pork

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	9.8%	10.7%
Terminal value growth rate	2.5%	0.5%
Estimated growth rate (average for the next 5 years)	2.8%	0.8%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from pork operations in the U.S. Revenue growth was projected considering the availability pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue to be operated for an indefinite period.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

v.	Australia Meat

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	9.1%	9.3%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	2.3%	2.7%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from beef operations in Australia. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue operating for an indefinite period.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

vi.	Australia Smallgoods

The key assumptions used in the estimation of the value in-use are set out below.

	2023	2022
Discount rate (pre tax)	9.0%	9.4%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	8.9%	6.9%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from the Smallgoods operations in Australia, consisting of Primo’s operations. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue operating for an indefinite period.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

vii.	Pilgrim’s Food Masters

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	13.0%	10.2%
Terminal value growth rate	2.7%	3.0%
Estimated growth rate (average for the next 5 years)	6.3%	6.9%

Revenue of this CGU group includes sales from the Pilgrim´s Food Masters operations in United Kingdom, includes sales from frozen entrees to customers. Revenue growth was projected the utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order to continue operating for an indefinite period.

For the years ended December 31, 2023 and 2022, the estimated value in use exceeded the carrying value of this UGC group.

16	Trade accounts payable

Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. Accounts payable by major type of supplier is as follow:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Domestic:
Commodities	2,613,599	2,657,465	8,527,807	9,564,105
Materials and services	1,103,675	1,163,927	15,120,057	20,253,472
Finished products	251,126	229,817	184,266	71,860
Adjustment to present value	(36,772)	(15,601)	(95,094)	(78,670)
	3,931,628	4,035,608	23,737,036	29,810,767
Foreign:
Commodities	55,948	75,910	151,795	190,976
Materials and services	480,235	183,605	1,552,561	1,003,257
Finished products	325	2,732	9,582	4,515
	536,508	262,247	1,713,938	1,198,748
Total suppliers	4,468,136	4,297,855	25,450,974	31,009,515
Supply chain finance (1)
Domestic	1,466,235	1,263,694	4,552,484	2,996,425
Foreign	—	—	37,386	74,674
	1,466,235	1,263,694	4,589,870	3,071,099
Total	5,934,371	5,561,549	30,040,844	34,080,614

(*)	In order to allow better comparability, the comparative balances from December 31, 2021 were reclassified between lines.

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle at a fixed price, or to be fixed, without there being a cash effect on the Company until the delivery of the cattle and maturity. of the operation. Based on this future delivery contract, these suppliers already make advance payments to the banks for this operation in the risk-drawn modality. On December 31, 2023, the amount of this transaction was R$358,139 (R$451,800 on December 31, 2022), this operation is recorded from its origin as Suppliers risk drawn.

17	Loans and financings

Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Company loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method.

Debt Registration with the Securities Exchange Commission (SEC): On July 24, 2023, the Company registered with the United States Securities and Exchange Commission (“SEC”) relating to exchange offers for 11 series of debt securities (“Bonds”). As a result of the declaration of effectiveness, the Company becomes obliged to disclose information in the United States of America and, therefore, is subject to the information disclosure requirements provided for by the SEC and other regulations and standards relating to securities in the United States of America and compliance obligations under the Sarbanes-Oxley Act (“SOX”).

	Company
	Average				Current		Non-current
Type	annual interest rate	Currency	Index on variable rate loans	Payment terms	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Foreign currency
ACC (1)	8.40%	USD	—	2024	252,514	2,174,591	—	266,395
Prepayment	7.38%	USD	SOFR	2024 - 27	26,776	1,034,831	844,059	1,225,211
FINIMP (2)	6.48%	USD and EUR	Euribor	2025	151,490	525,112	3,131	15,867
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	1,751	1,821	12,359	14,824
CRA (3)	4.92%	USD	—	2028	2,139	484	186,218	66,564
					434,670	3,736,839	1,045,767	1,588,861
Local currency
Export credit facility	14.20%		CDI	2024 - 30	11,066	274,829	1,035,206	1,478,966
CRA (3)	10.38%	BRL	CDI e IPCA	2024 - 37	721,645	853,054	9,746,977	7,618,405
Working capital - Brazilian Reais	17.45%	—	CDI e TJLP	2023 - 28	24,597	85,648	79,061	3,378
CDC (5)	15.97%	BRL	—	2024 - 28	103,101	40,298	43,670	467
FINAME (4)	5.98%	BRL	—	2024 - 25	2,314	4,618	27	2,299
FINEP (6)	9.00%	BRL	—	—	—	4,643	—	7,277
					862,723	1,263,090	10,904,941	9,110,792
					1,297,393	4,999,929	11,950,708	10,699,653

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

	Consolidated
	Average				Current		Non-current
Type	annual interest rate	Currency	Indexer	Payment terms	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Foreign currency
ACC (1)	8.40%	USD	—	2024	252,514	2,174,591	—	266,395
Prepayment	7.38%	USD	SOFR	2024 - 27	26,776	2,074,077	844,059	1,974,791
FINIMP (2)	6.48%	USD e EUR	Euribor	2024 - 25	151,490	525,112	3,131	15,867
White Stripe credit facility	8.45%	USD e CAD	—	—	14,001	15,757	—	—
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	1,751	9,055	12,359	14,824
CRA (3)	4.92%	USD	—	2028	2,139	484	186,218	66,564
Scott credit facilities	2.20%	USD	—	2025	—	—	8,787	9,361
Export credit facility		USD	—		—	—	—	—
					448,671	4,799,076	1,054,554	2,347,802
Local currency
FINAME (4)	5.98%	BRL	—	2024 - 25	2,314	4,618	27	2,299
FINEP (6)	—	BRL	—		—	4,643	—	7,277
Prepayment	8.22%	GBP, USD	BoE, SOFR	2024 - 25	265,814	49,792	290,478	—
JBS Lux 2.50% Notes 2027	2.50%	USD	—	2027	55,878	58,339	4,774,587	5,124,220
JBS Lux 5.13% Notes 2028	5.13%	USD	—	2028	93,045	123,675	4,291,318	4,611,232
JBS Lux 6.50% Notes 2029	6.50%	USD	—	2029	5,248	5,218	377,065	406,297
JBS Lux 3.00% Notes 2029	3.00%	USD	—	2029	36,106	37,567	2,838,018	3,044,523
JBS Lux 5.50% Notes 2030	5.50%	USD	—	2030	154,486	160,429	6,002,878	6,460,823
JBS Lux 3.75% Notes 2031	3.75%	USD	—	2031	7,567	6,793	2,398,080	2,581,447
JBS Lux 3.00% Notes 2032	3.00%	USD	—	2032	18,557	17,829	4,746,125	5,102,849
JBS Lux 3.63% Notes 2032	3.63%	USD	—	2032	80,990	84,589	4,766,124	5,126,840
JBS Lux 5.75% Notes 2033	5.75%	USD	—	2033	142,668	316,062	9,687,901	10,422,947
JBS Lux 6.75% Notes 2034	6.75%	USD	—	2034	149,596	—	7,630,203	—
JBS Lux 4.38% Notes 2052	4.38%	USD	—	2052	78,957	82,179	4,295,380	4,626,984
JBS Lux 6.50% Notes 2052	6.50%	USD	—	2052	40,648	36,508	7,394,040	7,966,046
JBS Lux 7,25% Notes 2053	7.25%	USD	—	2053	90,382	—	4,275,904	—
PPC 5.88% Notes 2027	5.88%	USD	—	2027	—	62,247	—	4,393,351
PPC 4.25% Notes 2031	4.25%	USD	—	2031	43,436	43,735	4,765,795	5,125,076
PPC 3.50% Notes 2032	3.50%	USD	—	2032	50,834	52,506	4,314,489	4,644,343
PPC 6.25% Notes 2033	6.25%	USD	—	2033	212,649	—	4,763,926	—
PPC 6.88% Notes 2034	6.88%	USD	—	2034	36,983	—	2,345,983	—
PPC - Term loan	—	—	—		—	139,459	—	2,359,382
Working capital - Brazilian Reais	17.45%	BRL	CDI e TJLP	2024 - 28	24,597	85,648	79,061	3,378
Working capital - Euros	3.10%	EUR	Euribor	2024 - 28	83,507	60,867	49,314	9,929
Export credit facility	14.20%	BRL	CDI	2024 - 30	14,103	757,171	1,039,597	1,538,653
CDC (5)	15.97%	BRL	—	2024 - 28	103,101	40,298	43,670	467
Rural - Credit note - Pre fixed	10.73%	BRL	—	2024	1,176,088	185,020	—	—
CRA (3)	10.38%	BRL	CDI e IPCA	2024 - 37	721,645	853,054	9,746,977	7,618,405
Scott credit facilities	7.69%	USD, EUR	—	2025	97,247	70,168	2,561	209
Beardstown Pace credit facility	3.65%	USD	—	2050	32,383	38,741	313,232	328,553
JBS Australia feedlot agreement	2.76%	AUD	—	2028	4,807	1,346	164,861	175,273
Local line of credit	2.30%	EUR	Euribor	2023	—	10,772	—	—
Other	4.68%	Others	Others	2031	44,053	40,208	53,317	96,899
					3,867,689	3,429,481	91,450,911	81,777,702
					4,316,360	8,228,557	92,505,465	84,125,504

(1)	Advances on Exchange Contracts.
(2)	Financing for Imports.
(3)	Agribusiness Credit Receivable Certificates.
(4)	Financing for Acquisition of Industrial Machinery and Equipment.
(5)	Financing for Studies and Projects.
(6)	Direct Credit to Consumers.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal interest cost on the base date. Loans and financing are fixed at a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On December 31, 2023, the availability under Brasil revolving credit facilities was US$450 million (equivalent to R$2.18 billion) and US$450 million (equivalent to R$2,4 billion) on December 31, 2022 . In the United States the revolving credit facilities on December 31, 2023, was US$2.9 billion (equivalent to R$14 billion) and US$2.8 billion (R$$14.35 billion at December 31, 2022).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	December 31, 2023		December 31, 2022
Maturity	Company	Consolidated	Company	Consolidated
2024	—	2,331,959	—	3,388,155
2025	434,060	660,181	828,968	864,506
2026	29,187	391,802	91,974	2,529,051
2027	991,389	457,728	5,778,285	9,974,327
2028	870,390	422,178	5,338,878	5,249,823
2029	162,746	—	166,623	—
Maturities thereafter 2029	9,462,936	6,435,805	80,300,737	62,119,642
	11,950,708	10,699,653	92,505,465	84,125,504

17.1	Guarantees and contractual restrictions (“covenants”)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company;

-JBS Australia Pty. Ltd.;

-JBS Food Canada ULC

Guarantors:

-JBS S.A.;

-JBS Global Luxembourg S.à.r.l.;

-JBS Global Meat Holdings Pty. Limited.

Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of “priority debt”, (ii) liens; (iii) fundamental changes, (iv) sale lease-backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year.

The credit agreement also require compliance with a maximum total debt to capitalization of 55.0% (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Notes 2.50% JBS Lux 2027 Notes 3.63% JBS Lux 2032

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company (JBS USA);

-JBS Luxembourg Company S.à

Guarantor:

-JBS S.A.;

-JBS Global Luxembourg S.àr.l (JBS Global Lux);

-JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

On September 12, 2022, the Company received offers to exchange 99.14% of the 2.50% senior notes due 2027 and 96.85% of the 3.625% sustainability-linked senior notes due 2032, issued by JBS USA Food Company (originally issued by JBS Finance Luxembourg S.a.r.l.), for new notes issued by JBS USA Lux SA, JBS USA Food Company and JBS USA Finance Inc. and cash consideration.

The new exchanged notes contain proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Company.

The new exchanged notes contain restrictive covenants applicable to the Company and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

The covenants contains customary events of default.(1)

Notes 3,00% JBS Lux 2029 Notes 6,50% JBS Lux 2029 Notes 5,50% JBS Lux 2030 Notes 3.75% JBS Lux 2031 Notes 3,00% JBS Lux 2032 Notas 4,38% JBS Lux 2052

Issuer:

-JBS USA Holding Lux S.à.r.l ;
-JBS USA Food Company;
(JBS USA)
-JBS Luxembourg Company
S.à.r.l.

Guarantor:
-JBS S.A. (JBS S.A.);
JBS Global Luxembourg S.à r.l
(JBS Global Lux);
JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

		On August 15, 2022, the Company announced expiration of, and receipt of requisite consents in connection with its consent solicitations for each of its 3.00% senior notes due 2029, 6.50% senior notes due 2029, 5.50% senior notes due 2030, 3.75% senior notes due 2031, 3.00% sustainability-linked senior notes due 2032 and 4.38% senior notes due 2052. The proposed amendments conform certain provisions and restrictive covenants in each indenture to the corresponding provisions and restrictive covenants set forth in each indenture dated June 21, 2022, governing the 5.13% senior notes due 2028, the 5.75% senior notes due 2023 and the 6.50% senior notes due 2052.	‘The covenants contains customary events of default (1).

Notes 5,13% JBS Lux 2028 Notes 5,75% JBS Lux 2033 Notes 6,75% JBS Lux 2034 Notes 4,38% JBS Lux 2052 Notes 7,25% JBS Lux 2052 Notes 6,50% JBS Lux 2052

Issuer:

JBS USA Holding Lux S.A. (JBS Lux);
JBS USA Food Company (JBS USA);
JBS Luxembourg Company S.à.r.l .

Guarantor:

JBS S.A. (JBS S.A.);
JBS Global Luxembourg S.à r.l
(JBS Global Lux); JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

		These notes contain restrictive covenants applicable to the Company and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	‘The covenants contains customary events of default.(1)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Notes 4,25% PPC 2031 Notes 3,50% PPC 2032	Issuer: Pilgrim’s Pride Corporation. Guarantor: Pilgrim’s Pride Corporation of West Virginia, Inc.; Gold’N Plump Poultry, LLC; Gold’N Plump Farms, LLC; JFC LLC

On September 22, 2022 PPC announced expiration and receipt of requisite consent in its consent solicitation for certain amendments to its Senior Notes due 2031 and 2032. The consent solicitation contained proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Company.

After the consent, these notes are subject to restrictive covenants applicable to PPC and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

Notes 6,25% PPC 2033 Notes 6,88% PPC 2034	Issuer: Pilgrim’s Pride Corporation. Guarantor: -Pilgrim’s Pride Corporation of West Virginia, Inc.; -Gold’N Plump Poultry, LLC; -Gold’N Plump Farms, LLC; JFC LLC	These notes were issued in investment-grade format and contain customary investment-grade clauses related to limitations on encumbrances, sale and lease transactions, change of control, and customary merger and consolidation clauses. These limitations are subject to certain exceptions, which may be relevant.

PPC Revolving Credit Facility	Borrowers: -Pilgrim’s Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.

 On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility.

The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028.

The RCF also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility also contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Primo ANZ credit facility

Borrowers:

- Primo Foods Pty Ltd.

Guarantors:

- Industry Park Pty Ltd;

- Primo Foods Pty Ltd;

- Australian Consolidated Food Holdings Pty Limited;

- Australian Consolidated Food Investments Pty Limited;

- Primo Group Holdings Pty Limited;

- Primo Meats Pty Ltd;

- Hans Continental Smallgoods Pty Ltd;

- P& H Investments 1 Pty Ltd;

- Hunter Valley Quality Meats Pty Limited;

- Seven Point Pork Pty Ltd;

- P&H Investments 2 Pty Ltd;

- Primo Retail Pty Ltd;

- Primo Meats Admin Pty Ltd;

- Premier Beehive Holdco Pty Ltd;

- Premier Beehive NZ.

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Huon credit facility

Borrowers:

Huon Aquaculture Group Limited

Guarantors:

-Industry Park Pty Ltd;

-Huon Aquaculture Group Limited;

-Huon Aquaculture Company Pty Ltd;

-Springs Smoked Seafoods Pty Ltd ;

-Springfield Hatcheries Pty Ltd;

-Huon Ocean Trout Pty Ltd;

-Meadow Bank Hatchery Pty Ltd;

-Morrison’s Seafood Pty Ltd;

-Southern Ocean Trout Pty Ltd;

-Huon Shellfish Co Pty Ltd;

-Spring Smoked Salmon Pty Ltd;

-Huon Salmon Pty Ltd;

-Huon Smoked Salmon Pty Ltd;

-Huon Smoked Seafoods Pty Ltd;

-Huon Seafoods Pty Ltd;

-Huon Tasmanian Salmon Pty Ltd.

Customary covenants that may limit Huon’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Credit facility JBS Australia & Rivalea

Borrowers:

-JBS Australia Pty Limited;

-Rivalea (Australia) Pty Ltd.

Guarantors:

-JBS Australia Pty Limited;

-Diamond Valley Pork Pty Ltd;

-Oxdale Dairy Enterprise Pty Ltd;

-Rivalea (Australia) Pty Ltd Industry Park Pty Ltd.

Customary covenants that may limit JBS Australia´s and Rivalea’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility AMI	Borrowers: -Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility WSF NAB	Borrowers: -White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility Mexico

Borrowers:

-Avícola Pilgrim’s Pride de Mexico, SA de CV.

Guarantors:

-Comercializadora de Carnes de Mexico, S de RL de CV;

-Pilgrim’s Pride de S de RL de CV;

-Pilgrim’s Operaciones Laguna S de RL de CV

Customary covenants that may limit the Company´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the company or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.

The facility also contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
4° issuance of debentures CRA 5° issuance of debentures CRA 6° issuance of debentures CRA 7° issuance of debentures CRA	Borrowers: JBS S.A

Customary covenants that may limit the Company´s ability of certain subsidiaries to, among other things:

-incur certain additional indebtedness;, if the net debt/EBITDA in R$ exceeds 4.75/1.0;

- sell or dispose of certain assets;

- consolidate, merge or dissolve substantially all the assets;

- declare certain dividends, if the issuer is in default with respect to any of its pecuniary obligations under the terms of the indenture.

The facility also contains customary events of default. (1)

8° issuance of debentures CRA 9° issuance of debentures CRA 10° issuance of debentures CRA	Borrowers: JBS S.A

Standard contractual restrictions that may limit the Group’s ability, among other things, to:

-create liens;

-sell or transfer to third parties all or substantially all assets;

-carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties;

-pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture

The facility contains customary events of default. (1)

(1)	Customary events of default includes failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

The Company was in compliance with all of its debt covenant restrictions at December 31, 2023 and until the date that these financial statements were approved.

On December 2023, JBS Holding Lux merged with its wholly-owned direct subsidiary, JBS USA Lux S.A (“JBS Lux”), with JBS Holding Lux as the surviving entity. As a result, all obligations of JBS Lux are now obligations of JBS Holding Lux - including the BMO revolving credit facility, in which JBS Holding Lux became a borrower, and all senior unsecured notes, in which JBS Holding Lux became a issuer.

On December 2023 JBS USA Finance Inc (“JBS USA Finance”) was dissolved and consequently is no longer a borrower under the BMO revolving credit facility. At the beginning of 2024 JBS USA Finance was replaced by JBS Luxembourg Company Sarl (“JBS Luxembourg”), formerly JBS Luxembourg Sarl, in all JBS’s senior unsecured notes.

The Company declares that it was in compliance with all contractual financial restrictions as of December 31, 2023 and until the date of approval of these financial statements.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

17.2	Financing activities

Company	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2023
Loans and financing	17	(15,699,582)	3,752,651	(1,171,044)	(130,126)	(13,248,101)
Lease liability	13.2	(62,698)	52,232	(6,646)	(133,918)	(151,030)
Derivative liabilities		(180,093)	62,308	514,715	1	396,931
Margin cash	4	80,434	(15,680)	—	—	64,754
Profit reserves		(18,689,553)	2,218,118	—	1,060,969	(15,410,466)
Total		(34,551,492)	6,069,629	(662,975)	796,926	(28,347,912)

Consolidated	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2023
Loans and financing	17	(92,354,061)	(4,407,128)	284,374	(345,010)	(96,821,825)
Lease liability	13.2	(8,984,008)	2,384,894	(160,211)	(2,154,608)	(8,913,933)
Derivative liabilities		6,608	58,050	367,060	(308,338)	123,380
Margin cash	4	679,391	130,759	(168,867)	—	641,283
Profit reserves		(18,689,553)	2,218,118	—	1,060,969	(15,410,466)
Non-controlling interest		(3,464,765)	33,015	—	(215,417)	(3,647,167)
Total		(122,806,388)	417,708	322,356	(1,962,404)	(124,028,728)

Company	Note	Balance at January 1, 2021	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2022
Loans and financing	17	(15,762,140)	971,280.9015	(828,868)	(79,855)	(15,699,582)
Lease liability	13.2	(52,599)	34,330	(4,863)	(39,566)	(62,698)
Derivative liabilities		(67,428)	1,259,815	(1,372,478)	(2)	(180,093)
Margin cash	4	168,808	(88,374)	—	—	80,434
Actions in Treasury		3,037,837	2,823,778	—	(5,861,615)	—
Profit reserves		(13,529,553)	4,436,232	—	(9,596,232)	(18,689,553)
Total		(26,205,075)	9,437,062	(2,206,209)	(15,577,270)	(34,551,492)

Consolidated	Note	Balance at January 1, 2021	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at January 1, 2021
Loans and financing	17	(92,518,154)	1,239,318	(208,273)	(866,952)	(92,354,061)
Lease liability	13.2	(8,404,474)	2,453,073	158,563	(3,191,169)	(8,984,007)
Derivative liabilities		(58,285)	1,342,179	(1,283,307)	6,021	6,608
Margin cash	4	1,245,354	(570,288)	4,325	—	679,391
Actions in Treasury		3,037,837	2,823,778	—	(5,861,615)
Profit reserves		(13,529,553)	4,436,242	—	(9,596,242)	(18,689,553)
Non-controlling interest		(3,677,428)	537,932	—	(325,269)	(3,464,765)
Total		(113,904,703)	12,262,234	(1,328,692)	(19,835,226)	(122,806,387)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

18	Other taxes payable

Income and other taxes payable are comprised of the following:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Taxes payable in installments	288,891	421,221	329,110	469,228
PIS / COFINS tax payable	74,531	87,732	158,964	157,670
ICMS / VAT / GST tax payable	52,630	40,592	171,067	146,518
Withholding income taxes	48,137	42,399	50,966	44,796
Others	6,141	2,758	443,915	513,550
Subtotal	470,330	594,702	1,154,022	1,331,762
Income taxes	—	—	403,022	475,174
Total	470,330	594,702	1,557,044	1,806,936
Breakdown:
Current liabilities	238,006	281,532	1,100,179	1,200,895
Non-current liabilities	232,324	313,170	456,865	606,041
	470,330	594,702	1,557,044	1,806,936

Decree 8,426/2015 - PIS/COFINS over financial income: In July 2015, the Company filed an injunction to suspend the enforceability of PIS and COFINS debts over financial income. The Decree 8,426/2015 reestablished the levy of PIS and COFINS on financial revenues obtained by companies subject to the PIS and COFINS noncumulative regime, at the rates of 4.65%. In March, 2020, the STF (Federal Supreme Court) judged the Extraordinary Appeal n. 1.043.313/RS (Theme 939 of the General Repercussion and ADIN n. 5277/DF) and recognized the constitutionality of the rates established in Decree 8426/15, however, the sentence obtained by the Company has not yet been amended.

As of December 31, 2023 the Company has recognized under the caption “Income taxes and other taxes payable” the amount of R$74,531 (R$87,732 at December 31, 2022) in the Company and R$147,745 (R$153,927 at December 31, 2022) in the Consolidated, regarding to PIS/COFINS over financial income.

19	Payroll and social charges

Payroll and social charges are comprised of the following:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Taxes payable in installments	2,344,071	2,214,052	2,369,913	2,249,109
Bonus and vacation along with related social charges	335,059	272,304	3,563,866	3,839,027
Salaries and related social charges	478,270	445,929	2,437,111	2,276,815
Others	16,403	10,829	283,826	265,151
	3,173,803	2,943,114	8,654,716	8,630,102
Breakdown:
Current liabilities	1,208,139	1,083,670	6,280,042	6,251,132
Non-current liabilities	1,965,664	1,859,444	2,374,674	2,378,970
	3,173,803	2,943,114	8,654,716	8,630,102

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Taxes payable in installments: In December 2022, the Federal Supreme Court (STF), in a decision in favor of the Direct Action of Unconstitutionality (ADI nº 4,395) declared unconstitutional the subrogation of the collection of social security contributions referring to the Rural Workers Assistance Fund (FUNRURAL) to meatpacking plants , consumer companies, consignees or cooperatives purchasing production. As of December 31, 2023, the Company and its subsidiaries have recorded under the heading “Instalments of social charges” a provision in the amount of R$1.69 billion (R$1.68 billion as of December 31, 2022), in the Parent Company and R$1.71 billion (R$1.71 billion on December 31, 2022), in Consolidated, relating to FUNRURAL installments. On December 31, 2023, the Company and its subsidiaries settled installments in cash and offset it against the recoverable tax balance in the total amount of R$1.17 billion (R$1.02 billion on December 31, 2022), in the Parent Company and R$1.22 billion (R$1.03 billion on December 31, 2022), in Consolidated. The Company continues to await the approval of the trial minutes that will proclaim the result, as well as possible modulation of effects by the STF, which will define the period for which the decision will take effect.

20	Dividends payable

The Company’s bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders. The Company recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Declared dividends on 2019 - Residual	—	2	—	8
Declared dividends on 2020 - Residual	29	29	29	39
Declared dividends on 2021 - Residual	61	61	61	93
Declared dividends on 2022 - Residual	42	43	42	43
Declared dividends on 2023 - Residual	28	—	1,806	—
Subtotal	160	135	1,938	183

The residual amount of dividends corresponds to the unpaid dividends due to a lack of updated payment information. This pending information related to some minority shareholders precludes the Company from fully paying the dividends declared. The Company sends notification to such shareholders to update their payment information so the amount can be paid. The reversal of dividends are absorbed under the caption “Profit reserves” due to the non-distribution after three years. A liability for unpaid dividends will be maintained during the statutory period and classified as short term, since once the shareholder’s information is updated, the payment will be made.

On June 19, 2023, the Company approved the distribution of proposed interim dividends referring to the net profit calculated on December 31, 2022, in the total amount of R$2.22 billion, corresponding to R$1.00 (one real) per common share, using the shareholder base of June 22, 2023. Interim dividends were paid to shareholders on June 29, 2023. The Company ended the year ended December 31, 2023 with an accumulated loss, therefore, it is not configured the mandatory distribution of minimum dividends.

The distributed dividends per share were:

	2023	2022
Dividends to be distributed	2,218,116	4,436,232
Number of outstanding shares of share capital – ordinary shares	2,218,116,370	2,218,116,370
Dividends per share	1.00	2.00

21	Provisions for legal proceedings

The preparation of these consolidated financial statements requires Management to make estimates and assumptions regarding civil, labor and tax matters which affect the valuation of assets and liabilities at the reporting date, as well as the revenues and expenses during the reported period.. Due to the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant judgment from the Management and the outcome may differ when liabilities are realized.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The Company is subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of probable losses, for these matters.

Provisions are recognized when losses are considered probable and the amount can be reliably measured. No provision is recognized if the risk of loss is assessed to be reasonably possible but not probable. Reasonably possible losses are disclosed in the notes to these financial statements. If the risk of loss is assessed as remote, no provision or disclosure is necessary.

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by management as follows:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Labor	252,703	252,392	522,881	517,958
Civil	128,135	77,765	1,311,937	1,162,505
Tax and Social Security	178,472	148,028	650,672	550,049
Total	559,310	478,185	2,485,490	2,230,512

Breakdown:
	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Current liabilities	—	—	955,866	909,132
Non-current liabilities	559,310	478,185	1,529,624	1,321,380
	559,310	478,185	2,485,490	2,230,512

Changes in provisions
	Company
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	December 31, 2023
Labor	252,392	137,754	(159,407)	21,964	252,703
Civil	77,765	92,591	(72,201)	29,980	128,135
Tax and social security	148,028	5,788	(14)	24,670	178,472
Total	478,185	236,133	(231,622)	76,614	559,310

	Company
	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	December 31, 2022
Labor	252,496	110,884	(132,668)	21,680	252,392
Civil	55,658	17,565	(4,722)	9,264	77,765
Tax and social security	174,439	(34,331)	(15,158)	23,078	148,028
Total	482,593	94,118	(152,548)	54,022	478,185

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	December 31, 2023
Labor	517,958	302,616	(345,907)	48,376	(162)	522,881
Civil	1,162,505	711,953	(562,228)	74,841	(75,134)	1,311,937
Tax and social security	550,049	23,088	(3,495)	81,269	(239)	650,672
Total	2,230,512	1,037,657	(911,630)	204,486	(75,535)	2,485,490

	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	December 31, 2022
Labor	538,804	246,094	(316,525)	49,691	(106)	517,958
Civil	1,568,873	543,916	(899,909)	22,161	(72,536)	1,162,505
Tax and social security	560,164	(48,162)	(15,848)	53,957	(62)	550,049
Total	2,667,841	741,848	(1,232,282)	125,809	(72,704)	2,230,512

In the Company:

a.	Tax and Social Security Proceedings

a1. Profits earned by foreign subsidiaries: Between the calendar years 2006 and 2018, the Company suffered fines arising from charges relating to taxation on profits earned abroad that were supposed to be included in the IRPJ and CSLL calculation basis, also covering disallowances of guides paid by investees abroad, under the argument that they could not have been used for the purposes of offsetting IRPJ and CSLL owed in Brazil. These charges also involve the imposition of an official fine, an isolated fine and interest. The Company clarifies that a large part of the IRPJ and CSLL collection on profits originating abroad refers to profits originating from investees located in jurisdictions with which Brazil maintains treaties to avoid double taxation. Furthermore, a relevant part of the charge covers the discussion regarding formal requirements required by the inspectorate for the purpose of consolidating the results abroad of its direct or indirect investees, given that the Company disagrees with the criteria applied by the inspectorate and presented a defense. For almost all of the debts, the Company is defending itself at the administrative level and is awaiting judgment. Management understands that considering the values updated until December 31, 2023, for approximately R$699,933, there are remote chances of loss and, for the approximate value of R$11.3 billion, there are possible chances of loss. Therefore, no provision was made.

a2. Decision on subjects 881 and 885 by the Federal Supreme Court: As of February 8, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal - STF) has unanimously decided that a final decision favorable to companies regarding taxes paid on a continuous basis will lose its effect if the STF subsequently decides otherwise, regarding themes 881 – Extraordinary Resources nº 949.297 and 885 – Extraordinary Resources nº 955.227. The Company also evaluated with its legal advisors the issue judged in this decision, which covers CSLL and informs that it regularly collects the contribution.The Company also evaluated other taxes that fit the definition contained in the decision and there are no cases with a final and unappealable decision in favor of the Company and which have an unfavorable decision in the STF. Therefore, there no accrual was recognized.

a3. Other tax and social security procedures: As of December 31, 2023, the Company was party to another 835 tax and social security processes (1,093 processes as of December 31, 2022), involving the total amount under discussion of R$16.5 billion (R$22.4 billion as of December 31, 2023). December 2022), in which the contingencies individually are not relevant in their context. We highlight that those considered at risk of probable loss are duly provisioned, totaling R$178,472 (R$148,028 as of December 31, 2022). The majority of the claims concern issues involving taxes such as ICMS, PIS, COFINS and CSLL.

b.	Labor Proceedings

As of December 31, 2023, the Company was party to 6,386 legal actions (5,926 actions as of December 31, 2022) of a labor nature, involving a total amount under discussion of R$ 1.1 installment (1.2 fraction as of December 31 2022). Based on the risk assessment carried out by legal consultants, the Company set up provisions in the amount of R$ 252,703 (R$ 252,392 as of December 31, 2022), relating to such processes to face possible adverse results in the processes to which it is a party. , including social security taxes owed by the employee and the Company. The actions are, for the most part, motivated by former employees of the Company’s factories and the main requests concern working hours, unhealthy conditions and the alleged occurrence of work accidents and occupational diseases. Among the labor actions, mobile actions are underway by the Public Ministry of Labor with topics related to the sector.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

c.	Civil Proceedings

As of December 31, 2023, the Company was party to 2,371 lawsuits (2,375 shares as of December 31, 2022) of civil and administrative nature, involving the total amount under discussion of R$3.08 billion (R$3.39 billion in 31 December 2022). In the assessment of Management and its legal advisors, the expected loss is R$128,135 (R$77,765 on December 31, 2022) and the amount is provisioned.

d.	Other proceedings with possible outcome

On December 31, 2023, the Company had shares, the materialization of which, in the assessment of legal advisors, is possible, of labor, tax and civil natures, for which there is no provision constituted in the amount of R$11.5 billion (R$9.99 billion on December 31, 2022) which correspond mainly to civil and tax actions, and in the Consolidated, in the amount of R$17.8 billion (15.2 billion on December 31, 2022). The Company’s Management understands that it is not necessary to set up a provision for possible losses.

In subsidiary Seara Alimentos:

a.	Labor Proceedings

As of December 31, 2023, Seara Alimentos subsidiaries were party to 13,302 labor proceedings (11,940 labor proceedings at December 31, 2022) labor proceedings, involving the total amount of 1,77 billion ((R$1,66 billion at December 31, 2022). Based on the opinion of the Company’s legal counsel, an accrual has been made in the amount of R$269,866 (R$265,134 at December 31, 2022) for losses arising from such proceedings, already including payable social charges by the employee and Seara Alimentos. Most of these lawsuits were filed by former employees of Seara Alimentos seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. Among other labor proceedings, there are ongoing proceedings filed by the Labor Ministry (Ministério do Trabalho) related to labor issues.

b.	Civil proceedings

As of December 31, 2023, Seara Alimentos subsidiaries were party to 4,119 civil and administrative proceedings (3615 civil an administrative proceedings at December 31, 2022), involving the total amount of R$1.1 billion (R$936,779 at December 31, 2022). Based on the opinion of the Company’s legal counsel, an accrual has been made in the amount of R$227,709 (R$175,497 at December 31, 2022) for losses arising from such proceedings. Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer con - product quality.

c.	Tax and social security proceedings

As of December 31, 2023, Seara Alimentos and its subsidiaries are party to 836 (838 tax and social security proceedings at December 31, 2022), involving the total amount of R$7.54 billion (R$R$6.39 billion at December 31, 2022). Proceedings with a probable loss risk have contingencies, in the amount of R$465,452 (R$395,268 at December 31, 2022).

d.	Other proceedings with possible outcome

As of December 31, 2023, Seara Alimentos and its subsidiaries had other ongoing proceedings in the amount of R$6.3billion (R$5,2, billion at December 31, 2022) which refer to labor, civil and tax and social security proceedings, whose loss potential according to the evaluation of its legal advisors is possible but not probable, therefore there is no accrual recognized.

In the subsidiary JBS USA:

a.	Civil proceedings

a1. Antitrust Pig

During the year ending 2018, a series of class action lawsuits were filed against the indirect subsidiary JBS USA, Agri Stats, Inc., and several other pork producers in Minnesota, USA, on behalf of direct and indirect buyers of pigs. Plaintiffs allege violations of federal and state antitrust and consumer protection laws, unfair competition, unjust enrichment, and deceptive trade practices, which were consolidated into a single proceeding. JBS USA signed agreements to settle the allegations of three classes of plaintiffs in the lawsuit in the total amount of US$57.3 million (equivalent to R$277,406 as of December 31, 2023). JBS USA continues to seek resolution of the allegations of the other authors, as well as other counterparties that chose not to adhere to the agreements. JBS USA will seek to enter into reasonable agreements on the matter, whenever possible. JBS USA recognized US$80.7 million (equivalent to R$390,693) relating to agreements negotiated with counterparties that did not adhere to the initial agreements. The amount was recognized in profit or loss as general and administrative expenses.

During fiscal 2021, the attorneys general of the states of New Mexico and Alaska in the USA filed complaints against the indirect subsidiary JBS USA with allegations similar to those described in the pork antitrust lawsuits. JBS USA responded to these complaints and continues to monitor the progress of the process.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

a2. Bovine Antitrust:

During the year ended 2019 and 2020, a series of class action lawsuits were filed in the state of Minnesota, USA, against the Company and its indirect subsidiaries JBS USA, Swift Beef Company, JBS Packerland, Inc., as well as other food processors. beef, in which the plaintiffs allege violations of the antitrust law known as the Sherman Antitrust Act. During fiscal 2022, two class action lawsuits were filed in Canada against indirect subsidiaries JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC and a number of other beef processors, alleging violations similar to those noted above. JBS USA entered into an agreement with two of the classes of authors for a total amount of US$77.0 million (equivalent to R$372,780 on December 31, 2023). JBS USA and its affiliates continue to seek resolution of the allegations of the other authors, as well as other counterparties that chose not to adhere to the agreements. JBS USA will seek to enter into reasonable agreements on the matter, whenever possible. Until the date of approval of these financial statements, JBS USA recognized US$21.4 million (equivalent to R$103,604 on December 31, 2023) relating to agreements negotiated with counterparties that did not adhere to the initial agreements. The amount was recognized in profit or loss as general and administrative expenses.

In 2022, a class action lawsuit was filed against the indirect subsidiary JBS USA and several other meatpacking companies, in Colorado, USA. The plaintiffs allege purposeful fixing and reduction of wages paid to workers at pork and beef processing plants, violating antitrust laws. JBS USA entered into an agreement to settle the allegations in the total amount of US$55.0 million (equivalent to R$266,272 as of December 31, 2023). In March 2024, the agreement was signed and approved by the Colorado Court. The amount was recognized in profit or loss as general and administrative expenses.

During fiscal 2020 and 2021, JBS USA received civil investigation demands from the United States Department of Justice (“DOJ”) related to the cattle industry. JBS USA cooperated with the DOJ to respond to the investigations. The attorneys general of several American states participated in the investigation in coordination with the DOJ.

a3. Chicken Antitrust:

During fiscal 2016, a series of federal class actions were filed against indirect subsidiary PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of federal antitrust laws and unfair competition laws, unjust enrichment, unusual commercial practices, and consumer protection laws in the sale of chicken meat (“Broiler Antitrust Litigation”). The complaints seek, among other measures, compensation for an alleged conspiracy between the defendants to reduce production and increase the prices of broiler chickens from January 2008 to the present date of these financial statements. PPC entered into agreements to resolve all complaints made in the total amount of US$195.5 million (equivalent to R$946,474 on December 31, 2023). PPC continues to negotiate with counterparties that have not chosen to join collective agreements. PPC will seek reasonable agreements where available. PPC recognized the total amount of US$537.4 million (equivalent to R$2.6 billion on December 31, 2023) to cover the agreements signed. The amount was recognized in profit or loss as administrative and general expenses when the agreements were signed.

During fiscal 2016, a series of class action lawsuits were filed in the U.S. District Court for the District of Maryland (“Court of Maryland”) against PPC and several other chicken producers. The plaintiffs allege purposeful fixing and reduction of wages paid to poultry workers in violation of antitrust law. PPC entered into an agreement to settle all claims made for a total amount of US$29.0 million (equivalent to R$140,398 as of December 31, 2023). The settlement is subject to final approval by the Maryland Court. The amount was recognized in profit or loss as administrative and general expenses when the agreement was signed.

On January 27, 2017, a class action lawsuit on behalf of broiler chicken farmers was filed against PPC and other chicken producers, alleging, among other things, violations of laws dealing with unfair competition and lowering the price paid to producers . PPC continues to contest this action. No provisions were recorded as of December 31, 2023.

From February 21, 2017, through May 4, 2021, the attorneys general of several U.S. states issued civil investigative demands (“CIDs”). The investigation is related to data and information on the acquisition and processing of broiler chickens, and the marketing of chicken-derived products. PPC is cooperating with the attorneys general of these states in producing documents required by this investigation.

Between fiscal 2020 and 2021, the attorneys general of New Mexico, Alaska, and Washington brought actions against PPC based on allegations similar to those asserted in Broiler Antitrust Litigation. The PPC recognized a provision in the amount of US$11 million (equivalent to R$53,254 on December 31, 2023) to cover agreements with these states. The amount was recognized in profit or loss as administrative and general expenses.

On February 9, 2022, PPC was informed that the DOJ opened a civil investigation related to human resources antitrust. Furthermore, on October 6, 2022, PPC was also informed that the DOJ opened a civil case investigating contracts with poultry producers and payment practices to them. On October 2, 2023, the civil investigation process was initiated, of which PPC is cooperating with the DOJ to respond to the investigations.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

b.	Tax claims and proceedings

During the 2017 financial year, the Australian Tax Office (Australian Tax Office - “ATO”) began a review of the documents delivered by JBS Australia relating to the tax years 2015 to 2017. The review of the 2015 tax year has already been finalized and the decision was the payment of an immaterial amount of tax. For fiscal years 2016 and 2017, the review is ongoing and no loss provisions have been recorded.

During the 2014 and 2015 fiscal years, the Mexican Federal Revenue Service (Tax Administration Service - “SAT”) initiated a review process for the 2009 and 2010 fiscal years in the indirect PPC Mexico. The lawsuit alleged that controlled company status did not exist for certain subsidiaries because PPC México did not own 50% of the voting shares of Incubadora Hidalgo, S. de R.L de C.V. and Comercializadora de Carnes do México S. de R.L de C.V. (both in 2009), and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). PPC Mexico appealed the opinion and, on January 31, 2023, the appeal for fiscal year 2009 was rejected by the Supreme Court of Mexico. Thus, PPC paid US$25.9 million (equivalent to R$125,390 on December 31, 2023) for fiscal year 2009. The opinion for fiscal year 2010 is still under review. PPC México recorded a provision of US$17.2 million (equivalent to R$83,270 on December 31, 2023).

On May 12, 2022, the Mexican Federal Revenue Service (Tax Administration Service - “SAT”) issued tax assessment notices against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson México . Following the acquisition, PPC returned home to Provemex Holdings, LLC from the US to Mexico. Tax authorities alleged that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was required to pay taxes on the sale. The Mexican deliberations of the PPC evaluated a petition to annul these assessments, which is still under evaluation. The amounts under appeal are approximately US$287.1 million (equivalent to R$1.4 billion as of December 31, 2023) for each of the two tax assessments. No loss allowance has been recorded at this time for these amounts.

c.	Other civil proceedings

On October 20, 2016, Patrick Hogan and certain PPC shareholders filed a class action lawsuit against PPC and its executive officers (“Hogan Litigation”). Plaintiffs allege that documents filed by PPC with the U.S. Securities and Exchange Commission (“SEC”) contained misleading statements due to a lack of disclosure of information. PPC continues to contest this action. No provisions were recorded as of December 31, 2023.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

22 Equity

a. Share capital: Share capital on December 31, 2023 and 2022 was R$23,576,206, represented at December 31, 2023 by 2,218,116,370 (2,218,116,370 at December 31, 2022) common shares, having no nominal value. The Company is authorized to increase its capital by an additional 1.375.853.183 common shares. According to statute, the Board of Directors shall determine the number, price, payment term and other conditions of the issuance of shares. The Company may grant options to purchase shares to directors, employees or persons who will provide services, or the directors, employees or person providing the services under its control.

	December 31, 2023		December 31, 2022
	Quantity	R$ thousand	Quantity	R$ thousand
Initial balance	2,218,116,370	23,576,206	2,373,866,570	23,576,206
Cancellation of treasury shares	—	—	(155,750,200)	—
Final balance	2,218,116,370	23,576,206	2,218,116,370	23,576,206

 .

b. Capital reserves:

b1. Premium on issue of shares: refers to the difference between the subscription price that the stockholders pay for the shares and their fair value;

b2. Capital transaction: Includes transactions resulting from equity changes resulting from the repurchase of PPC shares and the compensation plan with shares of subsidiaries.

c.  Other reserves: Refers to revaluations of fixed assets prior to IFRS adoption. Other reserves are transferred to retained earnings in proportion with the realization of revalued assets through depreciation, disposal and retirement.

d. Profit reserve:

d1. Treasury shares:

Treasury share activity were as follows:

	December 31, 2023		December 31, 2022
	Quantity	R$ thousand	Quantity	R$ thousand
Balance at the beginning of the period	—	—	80,062,600	3,037,838
Purchase of treasury shares	—	—	97,687,600	3,648,028
Disposal of treasury shares	—	—	(22,000,000)	(834,181)
Cancellation of treasury shares	—	—	(155,750,200)	(5,851,685)
Balance at the end of the period	—	—	—	—

d2. Dividends: On June 19, 2023, the Company approved the distribution of proposed interim dividends referring to the net profit calculated on December 31, 2022, in the total amount of R$2.22 billion, corresponding to R$1.00 (one real) per common share, using the shareholder base of June 22, 2023. Interim dividends were paid to shareholders on June 29, 2023. The Company ended the year ended December 31, 2023 with an accumulated loss, therefore, it is not configured the mandatory distribution of minimum dividends.

d3. Legal reserve: In accordance with the Brazilian Corporate Law and the Company’s by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

d4. Investments statutory: Constituted on the basis of the remaining balance of net profit after the allocations for the constitution of the legal reserve and distribution of dividends, which will have the purpose of financing the investment in operational assets, absorption of losses, and repurchase of own shares (to remain in treasury or cancel) This reserve cannot exceed the share capital.

d5. Tax incentive reserve: Arise from investments grants given by State governments such as partial or full reduction of in the calculation basis of certain goods in the production chain, in accordance with the regulations of each State. The amounts related to tax incentive recorded as income in the statements of income, if used to reduce profit taxes, they will be transferred from retained earnings to the tax incentive reserve in the years in which the Company presents net income in a higher amount of the reclassification amount.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

During the year ended December 31, 2023, the Company and its subsidiaries recorded the amount of government subsidies in the amount of R$3.97 billion. Of this amount, R$97,536 from the indirect subsidiary Seara, was constituted on tax incentives due to the Company having recorded a profit in the 2023 fiscal year, the difference of R$2.99 billion will be recognized in the tax incentive reserve account to the extent that the accumulated loss is absorbed by future profits, and that such amount will reduce the value of dividends in subsequent periods.

e.  Other comprehensive income: Composed by gain on cash flow hedge, Gains (losses) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, loss on net investment in foreign operations and gain on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Gain (loss) on net investment in foreign operations: The Company has certain intercompany loans balances with the subsidiaries JBS Luxembourg S.à.r.l and JBS Investments Luxembourg S.à.r.l which will not be settled through cash but with equity transactions, through capital reduction. Therefore, the Company understands that these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is reclassified from income statement to equity, during the period.

f.  Non-controlling interest: The balance representing non-controlling interests refers to the interest in common shares, of 17.5% on December 31, 2023 (17.3% on December 31, 2022), of PPC not held by JBS USA. JBS USA’s voting rights in Pilgrim’s Pride Corporation (PPC) are limited to 82.5% of the total as of December 31, 2023 (82.7% as of December 31, 2022). PPC is one of the largest chicken producing companies in the world, with operations in the United States, France, Mexico, Puerto Rico and the United Kingdom. The profit attributed to non-controlling interests of PPC was US$67.1 million (equivalent to R$328,865 on December 31, 2023) and US$147.4 million (equivalent to R$772,886 on December 31, 2022), respectively. PPC’s accumulated non-controlling interest was US$728.6 million (equivalent to R$3.53 billion on December 31, 2023) and US$639.6 million (equivalent to R$3.34 billion on December 31, 2023) 2022). Below are PPC’s total net sales, net income, cash generated from operations, total assets and total liabilities for the periods indicated

	2023	2022
NET REVENUE	85,027,030	91,576,775
NET INCOME	1,574,827	3,910,487
Net cash provided by operating activities	3,319,730	3,511,711

	December 31, 2023	December 31, 2022
Total assets	47,494,901	48,293,826
Total liabilities	31,012,322	33,406,288

23 Net revenue

The vast majority of the Company’s revenue is derived from contracts which are based upon a customer ordering our products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. The Company accounts for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by the Company.

The Company evaluates the transaction for distinct performance obligations, which are the sale of its products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue. There are instances of customer pick-up at the Company’s facility, in which case control transfers to the customer at that point and the Company recognizes revenue. The Company’s performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration i.e. discounts, rebates, incentives and the customer’s right to return products. Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. The Company can incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

The Company disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information:

(i)	Domestic sales refers to internal sales of each geographical location:
(ii)	Export sales refers to external sales of each geographical location;
(iii)	Segment information as disclosed in Note 27.

The Company also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken USA, Australia and Others to align with our segment presentation in Note 27:

	Company		Consolidated
	2023	2022	2023	2022
GROSS REVENUE
Sales of products
Domestic sales	31,300,727	32,059,168	284,652,376	287,967,513
Export sales	22,916,932	25,774,988	91,803,102	98,797,322
	54,217,659	57,834,156	376,455,478	386,764,835
SALES DEDUCTION
Returns and discounts	(1,758,333)	(2,095,356)	(8,718,421)	(8,287,129)
Sales taxes	(1,024,939)	(795,949)	(3,920,520)	(3,626,106)
	(2,783,272)	(2,891,305)	(12,638,941)	(11,913,235)
NET REVENUE	51,434,387	54,942,851	363,816,537	374,851,600

23.1 Customer contract balances

Customer contract liabilities are relate to payments received in advance of satisfying the performance obligation under the contract. The Company recognizes revenue in the carry out of the respective performance obligation. Contractual liabilities are presented as advances from customers, under “Other current liabilities” in the balance sheet.

		Company		Consolidated
	Note	2023	2022	2023	2022
Trade accounts receivable	5	2,575,423	4,380,011	16,416,149	20,234,895
Contract liabilities		(652,228)	(449,744)	(1,571,478)	(1,124,306)
Total accounts receivable net of advance		1,923,195	3,930,267	14,844,671	19,110,589

24	Financial income (expense)

Net finance expense includes (i) interest payable on borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 29, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using the effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Net finance expense consisted of the following for the years ended December 31, 2023 and 2022 are as follows:

	Company		Consolidated
	2023	2022	2023	2022
Exchange rate variation	232,871	1,630,075	294,593	2,206,643
Derivative transactions, net	514,715	(1,372,479)	411,361	(1,797,444)
Interest expense (1)	(3,760,867)	(3,246,367)	(8,647,104)	(6,930,469)
Interest income (2)	608,440	443,926	1,627,501	1,387,720
Taxes, contribution, fees and others (3)	(224,700)	(184,629)	(434,335)	(1,218,790)
	(2,629,541)	(2,729,474)	(6,747,984)	(6,352,340)

Financial income	1,752,934	2,665,385	2,913,998	4,215,115
Financial expense	(4,382,475)	(5,394,859)	(9,661,982)	(10,567,455)
	(2,629,541)	(2,729,474)	(6,747,984)	(6,352,340)

(1)	For the years ended at December 31, 2023 and 2022, the amounts of R$1,702,470 and R$1,233,139, respectively, in the Company and R$5,888,325 and R$4,696,402, in the Consolidated. These balances refer to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the years ended at December 31, 2023 and 2022, the amounts of R$239,555 and R$65,029, respectively, in the Company and R$525,603 and R$353,284, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

(3)	Under the caption “Taxes, contribution, fees and others” in the years ended at December 31, 2023 and 2022, includes the issue premium, in the Consolidated, of the JBS Lux 5.13% Notes 2028, JBS Lux 6.75% Notes 2028, JBS Lux. 6.50% Notes 2029 and Term loan JBS Lux 2026 in the amount of US$20,7 million (R$101,344 at December 31, 2023) and US$167,8 million (R$875,280 at December 31, 2022), respectively.

25 Earnings per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held. Since the first quarter of 2021, there are no shares available in the stock options plan, therefore, the calculation of the diluted and basic earnings per share are the same.

	2023	2022
Net income attributable to shareholders	(1,060,972)	15,457,836
Weighted average common shares outstanding	2,218,116,370	2,254,344,774
Weighted average - treasury shares	—	(23,932,565)
Weighted average - common shares outstanding (basic)	2,218,116,370	2,230,412,209

Basic and diluted earnings per share - (R$)	(0.48)	6.93

26 Share-based compensation

JBS and Seara - Share-based variable compensation plan

In the variable remuneration plan, the Company’s directors and executive officers are rewarded with remuneration based on the pricing of the Company’s shares and paid on a deferred basis, 1/3 per year, for three years.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

These plans consist of cash compensation, since there is no effective negotiation of the Company’s shares and there is no issuance and/or transfer of shares to settle the plan. The determination of the unit value equivalent to the number of shares to be used in the calculation basis is defined with reference to the monthly salary of the eligible participant, a multiple salary and the average of the closing prices of the Company’s common shares traded on B3 over the last 30 trading sessions. prior to the release of the annual results.

The amount of R$11.838 in December 31, 2023 (R$12.400 in December 31, 2022) was recognized under the caption “General and administrative expenses” in the income statement.

PPC long-term incentive plan

PPC sponsors a performance-based, omnibus long-term incentive plan (the “LTIP”) that provides for the grant of a broad range of long-term equity-based and liability- based awards PPC’s officers and other employees, members of the Board of Directors and any consultants. Awards that may be granted under the LTIP include “incentive stock options,” within the meaning of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

Equity-based awards are converted into shares of PPC’s common stock shortly after award vesting. Compensation cost to be recognized for an equity-based awards grant is determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. Liability based awards granted under the LTIP are converted into cash shortly after award vesting. Compensation cost to be recognized for a liability-based awards grant is first determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. However, the compensation cost to be recognized is adjusted at each subsequent milestone date (i.e., forfeiture date, vesting date or financial reporting date) by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the milestone date. The PPC’s Chairman establishes the criteria of granting the options and selecting the employees.

In December 31, 2023, the expenses recognized in stock-based and cash-based compensation plans were R$28.522 (R$29,589 at December 31, 2022) and R$9,352 (R$6,926 at December 31, 2022).

The following table presents the changes of restricted stock units (“RSUs”):

	December 31, 2023		December 31, 2022
Equity-based RSU, payments in cash:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	993	114.79	554	110.06
Granted	324	117.25	405	123.33
Vested	(378)	110.21	(266)	120.08
Forfeited reinstated	(28)	123.79	300	121.47
Outstanding at end of the year	911	110.96	993	114.79

	December 31, 2023		December 31, 2022
Equity-based RSU, payments in shares:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	377	124.18	574	148.63
Granted	158	119.92	269	114.09
Vested	(196)	125.17	(139)	142.29
Forfeited	(97)	112.99	(327)	127.62
Outstanding at end of the year	242	137.01	377	124.18

There were no cancellations or modifications to the awards in 2023 or 2022.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The total fair values of equity-based awards and liability-based awards vested during the year ended December 31, 2023 were R$45,024 (R$39,133 at December 31, 2022) and R$24,207 (R$31,251 at December 31, 2022), respectively. On December 31, 2023 the total unrecognized compensation cost related to all nonvested equity- based awards was R$43.572 (R$53.015 at December 31, 2022), which cost is expected to be recognized over a weighted average period of 1.93 years (2.17 years as of December 31, 2022). On December 31, 2023, the total unrecognized compensation cost related to all nonvested equity-based awards paid in cash was R$19,849 (R$13,951 at December 31, 2022) which cost is expected to be recognized over a weighted average period of 1,73 years (1,60 years as of December 31, 2022).

Historically, PPC has issued new shares, as opposed to treasury shares, to satisfy equity-based award conversions.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

27 Operating segments and geographic reporting

The Company’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM)—our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Chicken PPC, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization)..

Adjusted EBITDA consists of all the items of profit and loss that compose the Company’s profit before taxes, applying the same accounting policies as described in these financial statements, except for the following adjustments as further described below: exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with DOJ and antitrust agreements described in note 21; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of J&F Leniency expenses refund - net of PIS/ COFINS; exclusion of JBS fund for the Amazon and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Chicken PPC: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the EUA, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. The segment also sells prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes Pilgrim’s Food Masters, subsidiary, acquired in September 2021, and generates revenues from private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: this segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand, including the Rivalea and Huon acquisitions. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segment are as follows:

Product type report:

	2023
	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	55,531,836	41,300,262	116,254,130	38,494,563	86,609,179	30,974,314	4,473,893	373,638,177	(9,821,640)	363,816,537
Adjusted EBITDA (2)	2,330,653	1,803,676	563,537	2,605,546	7,639,896	2,241,315	(25,640)	17,158,983	(12,885)	17,146,098

	2022
	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	58,948,888	42,967,751	113,979,241	42,086,620	90,064,833	32,630,114	4,340,796	385,018,243	(10,166,643)	374,851,600
Adjusted EBITDA (2)	2,407,017	4,605,767	10,712,187	3,922,011	10,690,926	2,281,911	(40,122)	34,579,697	(11,269)	34,568,428

(1)	Includes intercompany and intersegment transactions.

(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

	2023	2022
Operating profit	5,302,294	24,575,690
Depreciation and amortization	10,725,449	9,853,829
DOJ and Antitrust agreements (1)	510,230	516,354
Donations and social programs (2)	90,365	117,398
J&F Leniency expenses refund - net of PIS/ COFINS	—	(492,922)
JBS Fund For The Amazon	—	5,500
Asset impairment (3)	135,206	85,601
Restructuring (4)	261,006	—
Other operating income (expense), net (5)	121,548	(93,022)
Total EBITDA - without elimination	17,146,098	34,568,428
Elimination	12,885	11,269
Total Adjusted EBITDA for operating segments	17,158,983	34,579,697

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 21 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 28 – Expenses by nature.
(3)	Refers to the Arbitration process agreement that J&F agreed to pay to JBS, net of taxes.
(4)	Mainly refers to the impairment of assets of the Planterra business unit, which had its activities closed during the 2023 financial year.
(5)	Refers to the project to implement multiple restructuring initiatives mainly at the indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(3)	Refers to various adjustments, basically abroad, such as expenses with acquisitions, marketing with social programs, insurance compensation, among others.

Net revenue and total assets are presented below, separated by geographic area, for additional information only.

Geographic reporting

	2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Elimination(1)	Total

Net revenue	215,154,865	90,563,994	28,814,097	29,852,345	1,320,875	365,706,176	(1,889,639)	363,816,537
Total assets	84,846,413	85,569,078	27,941,006	28,545,693	10,110,309	237,012,499	(30,880,430)	206,132,069

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

	2022
	North and Central America	South America	Australia	Europe	Others	Total reportable segments	Elimination	Total
Net revenue	221,656,694	98,206,795	32,891,669	28,862,297	979,182	382,596,637	(7,745,037)	374,851,600
Total assets	151,146,037	88,094,837	18,844,673	26,276,425	11,261,253	295,623,225	(87,512,597)	208,110,628

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

28 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company		Consolidated
	2023	2022	2023	2022
Cost of sales
Cost of inventories, raw materials and production inputs	(40,271,915)	(44,074,367)	(276,675,975)	(270,949,960)
Salaries and benefits	(2,634,409)	(2,031,846)	(38,139,921)	(35,904,513)
Depreciation and amortization	(497,316)	(436,003)	(9,351,644)	(8,519,055)
	(43,403,640)	(46,542,216)	(324,167,540)	(315,373,528)
Selling
Freights and selling expenses	(3,219,679)	(3,205,014)	(19,218,137)	(20,513,888)
Salaries and benefits	(456,478)	(317,100)	(1,508,744)	(1,251,493)
Depreciation and amortization	(85,286)	(90,795)	(319,753)	(321,398)
Advertising and marketing	(183,223)	(164,576)	(1,566,842)	(1,745,639)
Commissions	(100,741)	(139,630)	(290,572)	(340,277)
Net impairment losses on financial assets	(7,282)	(15,101)	(37,120)	(11,765)
	(4,052,689)	(3,932,216)	(22,941,168)	(24,184,460)
General and administrative
Salaries and benefits	(1,332,195)	(1,531,120)	(6,225,177)	(6,704,271)
Fees, services held and general expenses	(1,100,759)	(1,100,829)	(3,668,261)	(3,472,648)
Depreciation and amortization	(274,434)	(267,605)	(1,053,042)	(1,013,376)
Antitrust agreements	—	—	(510,230)	(516,354)
Donations and social programs (1)	(90,365)	(117,398)	(90,365)	(117,398)
JBS Fund For The Amazon	—	(5,500)	—	(5,500)
	(2,797,753)	(3,022,452)	(11,547,075)	(11,829,547)

(1)	This refers to donations made to the J&F Institute to renovate the school’s facilities; to the social program “Doing good is good” created by the Company, with the aim of supporting actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

As of December 31, 2023 in the Company and Consolidated, other income (expenses) includes gain (losses) of sale of assets, effects of intangible impairment accrual, insurance claim, indemnity of expenses received from the parent Company J&F, among others.

The Company incurred expenses with internal research and development, in the amount of R$4,449 (R$1,425 at December 31, 2022), in the Company and R$36,114 (R$42,922 at December 31, 2022), in the Consolidated.

29 Risk management and financial instruments

The Company and its subsidiaries recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them:

i. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Company classifies mainly “CDBs and treasury bills” and “Derivative financial instruments”.

ii. Amortized cost: Represent financial assets and liabilities which Company’s business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or has a reduction in its recoverable value. In this category the Company classifies mainly “Trade accounts receivable”, “Cash and cash equivalents”, “Trade accounts payable” and “Loans and financing”.

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

The Company uses the measurement principles described in Note 2, item 2.6 – Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Instrumentos financeiros:

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	4	3,594,468	151,963	12,791,962	7,008,149
National treasury bills	4	397,495	204,480	1,020,138	572,183
Derivative assets
Loans and receivables at amortized cost (2)		439,444	98,134	821,741	566,144
Cash at banks	4	531,461	1,820,325	8,863,520	5,972,915
Margin cash	4	—	—	88,068	308,302
Trade accounts receivable	5	2,575,423	4,380,011	16,416,149	20,234,895
Related party receivables	9	1,807,877	1,103,125	573,955	951,021
Total		9,346,168	7,758,038	40,575,533	35,613,609
Liabilities
Liabilities at amortized cost
Loans and financing	17	(13,248,101)	(15,699,582)	(96,821,825)	(92,354,061)
Trade accounts payable and supply chain finance	16	(5,934,371)	(5,561,549)	(30,040,844)	(34,080,614)
Related party payables	9	(6,402,295)	(10,182,741)	—	—
Lease liabilities	13	(151,030)	(62,698)	(8,913,933)	(8,984,008)
Other financial liabilities (3)		(473,930)	(5,180)	(503,702)	(61,964)
Fair value through profit or loss
Derivative liabilities		(42,513)	(278,227)	(698,361)	(559,536)
Total		(26,252,240)	(31,789,977)	(136,978,665)	(136,040,183)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.
(3)	The balances are relaed to commitments with third parties for investment.

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1	-	Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2	-	Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3	-	Inputs used for fair value calculations which are not derived from an active market. The Company and its subsidiaries do not have any financial instruments that utilize level 3 inputs.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Company
	December 31, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	1,000,451	2,594,019	3,594,468	—	151,963	151,963
National treasury bills	397,493	—	397,495	204,480	—	204,480
Derivative assets	—	439,444	439,444	—	98,134	98,134
Financial liabilities
Derivative liabilities	—	42,513	42,513	—	278,227	278,227

	Consolidated
	December 31, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	1,000,451	11,791,511	12,791,962	—	7,008,149	7,008,149
National treasury bills	1,020,138	—	1,020,138	572,183	—	572,183
Derivative assets	—	821,741	821,741	—	566,144	566,144
Financial liabilities
Derivative liabilities	—	698,361	698,361	—	559,536	559,536

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2023 and December 31, 2022 , considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	December 31, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	4,841,300	92.10%	4,458,643	5,217,701	86.90%	4,534,182
Notes 5,13% JBS Lux 2028	4,357,170	99.66%	4,342,312	4,695,931	95.13%	4,467,239
Notes 3,00% JBS Lux 2029	2,904,780	88.24%	2,563,178	3,130,620	84.02%	2,630,347
Notes 6,5% JBS Lux 2029	377,491	99.27%	374,746	406,840	98.16%	399,354
Notes 5,5% JBS Lux 2030	6,051,625	98.55%	5,963,876	6,522,126	95.40%	6,222,108
Notes 3,75% JBS Lux 2031	2,420,650	86.45%	2,092,652	2,608,850	82.46%	2,151,258
Notes 3,00% JBS Lux 2032	4,841,300	81.66%	3,953,212	5,217,701	77.61%	4,049,458
Notes 3,625% JBS Lux 2032	4,841,300	85.60%	4,144,298	5,217,701	82.24%	4,291,037
Notes 5,75% JBS Lux 2033	9,924,665	99.35%	9,860,452	10,696,287	95.41%	10,205,327
Notes 6,75% JBS Lux 2034	7,746,080	105.27%	8,154,530	—	—	—
Notes 4,375% JBS Lux 2052	4,357,170	74.36%	3,239,817	4,695,931	71.80%	3,371,678
Notes 6,50% JBS Lux 2052	7,504,015	100.71%	7,557,218	8,087,436	96.79%	7,827,829
Notes 7.25% JBS Lux 2053	4,357,170	109.34%	4,764,129	—	—	—
Notes 5,875% PPC 2027	—	—	—	4,435,046	99.55%	4,415,088
Notes 4,25% PPC 2031	4,841,300	90.27%	4,369,999	5,217,701	86.39%	4,507,572
Notes 3,5% PPC 2032	4,357,170	84.47%	3,680,371	4,695,931	80.72%	3,790,556
Notes 6,25% PPC 2033	4,841,300	102.90%	4,981,794	—	—	—
Notes 6,875% PPC 2034	2,420,646	108.05%	2,615,416	—	—	—
	80,985,132		77,116,643	70,845,802		62,863,033

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Finance income (expense) by category of financial instrument:

	Company		Consolidated
	2023	2022	2023	2022
Fair value through profit or loss	836,663	(1,284,691)	1,013,345	(1,421,568)
Amortized cost	(3,466,204)	(1,444,783)	(7,761,329)	(4,930,772)
Total	(2,629,541)	(2,729,474)	(6,747,984)	(6,352,340)

Risk management:

The Company and its subsidiaries during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial results for the Company and proposing strategies to mitigate those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a.	Market Risk:

The exposure to market risk is continuously monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries In these cases, Company and its subsidiaries may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Company’s net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

a1. Interest rate risk

Interest rate risk is related to potentially adverse results that Company and its subsidiaries may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Company primarily has assets and mainly liabilities exposed to variable interest rates like the CDI (Certificado de Depósito Interbancário - Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (Extended National Consumer Price Index) and SOFR (Secured Overnight Financing Rate), among others. The Company’s Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The risk management committee manages and monitors the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference LIBOR cash flows, whether such contracts will need to be amended as a result of LIBOR reform and how to manage communication about the reform with counterparties. Therefore, the committee provides periodic reports to management of interest rate risk and risks arising from LIBOR reform.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on December 31, 2023 and 2022, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net exposure to the CDI rate: CDB-DI (Bank certificates of deposit)	75,631	151,963	4,567,894	3,532,181
Treasury bill	—	124,046	—	124,046
Margin cash	64,754	80,444	152,822	387,344
Related party transactions	1,223,516	(8,371,733)	3,019	7,839
Credit note - export	(1,046,272)	(1,753,795)	(1,053,700)	(2,301,658)
CRA - Agribusiness Credit Receivable Certificates	(293,753)	(30,692)	(293,753)	(30,692)
Rural - Credit note	—	—	(5,847)	(4,176)
Rural - Credit note - Pre fixed	—	—	—	—
Subtotal	23,876	(9,799,767)	3,370,435	1,714,884
Derivatives (Swap)	(5,992,578)	(6,788,487)	(6,910,347)	(6,368,342)
Total	(5,968,702)	(16,588,254)	(3,539,912)	(4,653,458)
Liabilities exposure to the LIBOR rate:
PPC - Term loan	—	—	—	(2,498,841)
Prepayment	—	—	—	(1,524,660)
FINIMP	—	(14,729)	—	(14,729)
Term loan JBS Lux 2026	—	—	—	—
Working Capital - American dollars	—	(16,645)	—	(16,645)
Others	—	—	—	—
Subtotal	—	(31,374)	—	(4,054,875)
Derivatives (Swap)	—	—	—	1,541,061
Total	—	(31,374)	—	(2,513,814)
Net exposure to the IPCA rate:
Margin cash	—	—	250,540	79,500
CRA - Agribusiness Credit Receivable Certificates	(10,174,868)	(8,398,599)	(10,174,868)	(8,398,599)
Related party transactions	570,935	543,165	570,935	543,165
Treasury bills	—	—	134,183	77,049
Subtotal	(9,603,933)	(7,855,434)	(9,219,210)	(7,698,885)
Derivatives (Swap)	6,892,396	7,122,166	6,892,396	7,122,166
Total	(2,711,537)	(733,268)	(2,326,814)	(576,719)
Exposure of liabilities to TJLP:
Working capital - Reais	(3,734)	(3,378)	(3,734)	(3,378)
Total	(3,734)	(3,378)	(3,734)	(3,378)
Liabilities exposure to the SOFR rate:
Prepayment	(870,835)	(528,230)	(1,360,264)	(842,188)
Working Capital - USD	(14,110)	—	(14,110)	—
Total	(884,945)	(528,230)	(1,374,374)	(842,188)
Net exposure to the CPI rate:
Margin cash			237,921	211,155
Total			237,921	211,155

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

CDI	Increase	11.65%	11.70%	(2,838)	(1,685)	14.56%	(173,868)	(103,226)	17.48%	(347,677)	(206,417)
IPCA	Increase	4.68%	4.69%	(366)	(314)	5.85%	(31,725)	(27,224)	7.02%	(63,450)	(54,447)
TJLP	Increase	6.55%	6.55%	—	—	8.19%	(61)	(61)	9.83%	(122)	(122)
CPI	Reduction	3.10%	3.09%	—	(21)	2.33%	—	(1,844)	1.55%	—	(3,688)
SOFR	Increase	5.38%	5.38%	(34)	(53)	6.73%	(11,903)	(18,485)	8.07%	(23,805)	(36,971)
				(3,238)	(2,073)		(217,557)	(150,840)		(435,054)	(301,645)

			Company
			December 31, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	IPCA	2024	537,534	689,751	(540,408)	149,343	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	457,602	(413,456)	44,146	387,000	418,991	(417,549)	1,442
	IPCA	2028	442,000	526,622	(484,293)	42,330	442,000	481,768	(489,234)	(7,466)
Swap	IPCA	2030	1,400,000	1,697,548	(1,590,808)	106,740	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,398,524	1,616,904	(1,578,406)	38,498	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	425,166	501,657	(510,557)	(8,900)	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	91,135	113,710	(119,336)	(5,625)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,040,017	1,288,602	(1,295,723)	(7,120)	1,272,000	1,519,718	(1,625,735)	(106,017)
			5,721,376	6,892,396	(6,532,987)	359,412	6,468,534	7,122,166	(7,302,160)	(179,994)

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Maturity	Notional (Asset) - R$	Fair value (Liability) - R$	Fair value	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	CDI	2023	—	—	—	—	400,000	420,145	(404,637)	15,508
	CDI	2024	880,000	915,329	(917,770)	(2,441)	—	—	—	—
	LIBOR	2024	—	—	—	—	1,507,335	1,541,061	(1,462,267)	78,794
	IPCA	2024	537,534	689,751	(540,408)	149,343	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	457,602	(413,456)	44,146	387,000	418,991	(417,549)	1,442
Swap	IPCA	2028	442,000	526,622	(484,293)	42,330	442,000	481,768	(489,234)	(7,466)
	IPCA	2030	1,400,000	1,697,548	(1,590,808)	106,740	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,398,524	1,616,904	(1,578,406)	38,498	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	425,166	501,657	(510,557)	(8,900)	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	91,135	113,710	(119,336)	(5,625)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,040,017	1,288,602	(1,295,723)	(7,120)	1,272,000	1,519,718	(1,625,735)	(106,017)
			6,601,376	7,807,725	(7,450,757)	356,971	8,375,869	9,083,372	(9,169,064)	(85,692)

a2. Exchange rate risk:

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements. The Company has assets and liabilities exposed to foreign exchange rates, however the Company’s Financial and Commodities Risk Management Policy states these exposures should not always be netted, since other issues should be considered such as maturities mismatches and market volatility.

The Risk Management Department enters into transaction with derivative instruments previously approved by the Board of Directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. The Board of Directors has approved the use of future contracts, NDFs (non deliverable forwards), DFs (Deliverable forwards), and swaps that may be applied to hedge loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than the Company’s functional currency. The primary exposures to exchange rate risk are in US Dollars (US$), Euro (€), British Pound (£), Mexican Pesos (MXN) and Australian Dollars (AU$).

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2023 and 2022 are presented below along with the notional amounts of derivative contracts intended to offset the exposure, in accordance with the Company’s Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Reais.

	Company
	USD		EUR		GBP
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	2,767,180	1,646,583	161,775	150,768	16,901	1,045
Trade accounts receivable	1,530,322	2,797,281	237,649	255,159	38,864	57,115
Sales orders	2,345,443	1,691,501	257,417	170,821	81,782	69,810
Trade accounts payable	(246,588)	(217,330)	(27,667)	(28,843)	(237)	0
Operating subtotal	6,396,357	5,918,035	629,174	547,905	137,310	127,970
FINANCIAL
Advances to customers	(512,091)	—	(52,330)	—	—	—
Loans and financing	(1,464,859)	(5,299,683)	(15,579)	(26,017)	—	—
Financial subtotal	(1,976,950)	(5,299,683)	(67,909)	(26,017)	—	—
Operating financial subtotal	4,419,407	618,352	561,265	521,888	137,310	127,970

Related parties transaction, net		(1,660,877)
Total exposure	4,419,407	(1,042,525)	561,265	521,888	137,310	127,970
DERIVATIVES
Future contracts	697,909	2,557	(481,644)	(539,980)	(152,117)	—
Non Deliverable Forwards (NDF´s)	(3,582,562)	—	—	—	—	—
Total derivatives	(2,884,653)	2,557	(481,644)	(539,980)	(152,117)	—
NET EXPOSURE IN R$	1,534,754	(1,039,968)	79,621	(18,092)	(14,807)	127,970

Net debt in foreign subsidiaries	(71,531,166)	(66,873,170)	—	—	—	—

	Consolidated
	USD		EUR		GBP		MXN		AUD
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	7,604,779	3,848,527	329,956	209,670	97,319	63,667	1,314,427	639,627	203	37
Trade accounts receivable	2,806,266	6,124,137	715,733	712,099	240,823	267,677	649,281	657,623	1,167	449
Sales orders	4,437,512	3,116,512	356,147	218,958	1,053,024	69,810	—	—	—	—
Trade accounts payable	(846,168)	(805,002)	(362,919)	(481,445)	(76,715)	(98,088)	(1,294,723)	(273,126)	(1,549)	(616)
Provisions	—	—	—	—	—	—	—	—	—	—
Purchase orders	(274,549)	(321,825)	(87,203)	(63,557)	—	—	—	—	—	—
Operating subtotal	13,727,840	11,962,349	951,714	595,725	1,314,451	303,066	668,985	1,024,124	(179)	(130)
FINANCIAL
Margin cash	—	1,402	—	—	—	—	—	—	—	—
Advances to customers	(539,165)	(188,904)	(61,100)	(4,468)	(2,474)	—	—	—	—	—
Loans and financing	(1,485,299)	(7,108,978)	(15,579)	(26,017)	—	—	—	—	—	—
Financial subtotal	(2,024,464)	(7,296,480)	(76,679)	(30,485)	(2,474)	—	—	—	—	—
Operating financial subtotal	11,703,376	4,665,869	875,035	565,240	1,311,977	303,066	668,985	1,024,124	(179)	(130)
Related party transactions, net				1,510,817
Total exposure	11,703,376	4,665,869	875,035	2,076,057	1,311,977	303,066	668,985	1,024,124	(179)	(130)
DERIVATIVES Future contracts	(1,214,139)	2,557	(663,598)	(539,980)	(213,703)	—	—	—	—	—
Deliverable Forwards (DF´s)	(1,926,954)	(2,417,731)	325,834	438,355	(69,565)	(27,174)	—	(1,520,318)	13,778	4,920
Non Deliverable Forwards (NDF´s)	(6,326,417)	15,804	24,550	(61,746)	(470,206)	(103,107)	—	—	—	—
Swap	—	78,793	—	—	—	—	—	—	—	—
Total derivatives	(9,467,510)	(2,320,577)	(313,214)	(163,371)	(753,474)	(130,281)	—	(1,520,318)	13,778	4,920
NET EXPOSURE IN R$	2,235,866	2,345,292	561,821	1,912,686	558,503	172,785	668,985	(496,194)	13,599	4,790
Net debt in foreign subsidiaries	(71,531,166)	(66,873,170)	—	—	—	—	—	—	—	—

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	4.8413	4.7621	(104,587)	(224,464)	3.6310	(1,599,083)	(3,431,946)	2.4207	(3,198,178)	(6,863,920)
Financial	Depreciation	4.8413	4.7621	32,325	(17,701)	3.6310	494,236	(270,637)	2.4207	988,475	(541,276)
Derivatives	Depreciation	4.8413	4.7621	47,167	154,803	3.6310	721,160	2,366,868	2.4207	1,442,327	4,733,755
				(25,095)	(87,362)		(383,687)	(1,335,715)		(767,376)	(2,671,441)

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	4.8413	4.9205	(1,169,605)	6.0516	(17,882,865)	7.2620	(35,765,583)
				(1,169,605)		(17,882,865)		(35,765,583)

			Company
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	13,958	697,909	(467)	51	2,557	(4,506)

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	52,199	(1,214,139)	(10,061)	51	2,557	(4,506)

			Company
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	(USD)	Notional (R$)	Fair value	(USD)	(R$)	Fair value
Non Deliverable Forwards	American dollar	Short	(740,000)	(3,582,562)	35,174	—	—	—

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(398,024)	(1,926,954)	141,124	(463,371)	(2,417,731)	67,658
Non Deliverable Forwards	American dollar	Short	(1,306,760)	(6,326,417)	67,656	3,029	15,804	(339)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

a2.1.2 EUR - EURO (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	5.3516	5.2638	(10,325)	(15,618)	4.0137	(157,294)	(237,929)	2.6758	(314,587)	(475,857)
Financial	Depreciation	5.3516	5.2638	1,114	1,258	4.0137	16,977	19,170	2.6758	33,954	38,339
Derivatives	Depreciation	5.3516	5.2638	7,904	5,140	4.0137	120,411	78,304	2.6758	240,822	156,607
				(1,307)	(9,220)		(19,906)	(140,455)		(39,811)	(280,911)

			Company
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Short	(9,000)	(481,644)	1,805	9,700	(539,980)	(2,872)

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Long	(5,600)	(663,598)	2,486	—	—	—
Deliverable Forwards	Euro	Short	60,885	325,834	(9,126)	78,708	438,355	17,965
Non Deliverable Forwards	Euro	Short	4,587	24,550	(3,157)	(11,087)	(61,746)	47

a2.1.3 GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
Exposure of		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	6.1586	6.0564	(2,279)	(21,819)	4.6190	(34,328)	(328,613)	3.0793	(68,655)	(657,225)
Derivatives	Depreciation	6.1586	6.0564	2,525	12,507	4.6190	38,029	188,369	3.0793	76,059	376,737
				246	(9,271)		3,701	(139,625)		7,404	(279,251)

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	—	(2,470)	(152,117)	761	—	—	—

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	—	(1,470)	(213,703)	1,069	—	—	—

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Long	(11,296)	(69,565)	978	(4,328)	(27,174)	(193)
Non Deliverable Forwards	British pound	Long	(76,350)	(470,206)	315	(16,422)	(103,107)	1,357

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

a2.1.4 MXN - Mexican Peso (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation – 50%
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated
Operating	Appreciation	0.2856	0.2815	(9,721)	0.2142	(167,246)	0.1428	(334,493)
				(9,721)		(167,246)		(334,493)

			Consolidated
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (R$)	Fair value	Notional (MXN)	Notional (R$)	Fair value
Deliverable Forwards	Mexican peso	—	—	—	—	(5,700,480)	(1,520,318)	(30,362)

a2.1.5 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated
Operating	Depreciation	3.2882	3.2319	3	2.4662	45	1.6441	90
Derivatives	Appreciation	3.2882	3.2319	(236)	2.4662	(3,445)	1.6441	(6,889)
				(233)		(3,400)		(6,799)

			Consolidated
			December 31, 2023			December 31, 2022
			Notional	Notional		Notional	Notional
Instrument	Risk factor	Nature	(AUD)	(R$)	Fair value	(AUD)	(R$)	Fair value
Deliverable Forwards	Australian dollar	Long	4,190	13,778	(5)	—	—	—
Deliverable Forwards	Australian dollar	Short	—	—	—	1,388	4,920	5

a3. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Biological assets are a very important raw material used by the Company. In order to maintain future supply of these materials, the Company participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Company use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. The Company takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

a3.1. Position balance in commodities (cattle) contracts of the Company:

Given the nature of its operations, the Company is exposed to volatility in cattle prices, where price fluctuations arise from factors beyond the Company’s control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Company may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Company’s exposure to cattle price fluctuation as of December 31, 2023 and 2022 are presented below in accordance with the Company’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	Company
EXPOSURE in Commodities (Cattle)	December 31, 2023	December 31, 2022
Firm contracts of cattle purchase	—	14,988
Subtotal	—	14,988
DERIVATIVES
Future contracts	(491)	(2,007)
Non Deliverable Forwards	—	—
Subtotal	(491)	(2,007)
NET EXPOSURE	(491)	12,981

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company
Derivatives	Cattle arroba depreciation	252.30	264.48	(24)	315.38	(123)	378.45	(245)
				(24)		(123)		(245)

Derivatives financial instruments breakdown:

			Company
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	(6)	(491)	1	21	(2,007)	(99)

a3.2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

Seara Alimentos is exposed to price volatility of grain, which changes based on factors beyond the management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others.

Seara Alimentos, in accordance with its policy of inventory management, started the strategy of managing the risk of grain’s price by actively monitoring the Company´s grains needs, including expectations of future consumption, anticipated purchases, combined with future market operations, by hedging with grain futures on B3, CME and Over the Counter (OTC), through Non-Deliverable Forwards (NDFs), in order reduce price volatility.

The internal controls used for coverage and risk management are made through spreadsheets and monitoring of operations performed and calculation of VAR for 1 day, with a confidence interval of 99%.

Management’s estimate at the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2023 and 2022 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

	Seara Alimentos
EXPOSURE in Commodities (Grain)	December 31, 2023	December 31, 2022
OPERATING
Purchase orders	552,376	1,172,761
Subtotal	552,376	1,172,761
DERIVATIVES
Future contracts	-	(4,947)
Non Deliverable Forwards	-	(161,694)
Subtotal	-	(166,641)
NET EXPOSURE	552,376	1,006,120

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(2.20)%	(12,141)	(25.00)%	(138,094)	(50.00)%	(276,188)
			(12,141)		(138,094)		(276,188)

Derivatives financial instruments breakdown:

			Seara Alimentos
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	—	—	—	520	(4,947)	(12,773.912)
Non Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(161,694)	3,571

a3.2.1. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the December 31, 2023, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

a3.2.1.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	December 31, 2023	December 31, 2022
Cost of sales before hedge accounting adoption	(38,631,456)	(37,721,539)
Derivatives operating income (loss)	156,991	319,475
Currency	7,140	52,180
Commodities	149,851	267,295
Cost of sales with hedge accounting	(38,474,465)	(37,402,064)

Financial income (expense), net excluding derivatives	(383,453)	(234,426)
Derivatives financial income (expense), net	71,350	(239,408)
Currency	197,979	(316,482)
Commodities	(120,653)	133
Interests	(5,976)	76,941
Financial income (expense), net	(312,103)	(473,834)

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	December 31, 2023	December 31, 2022
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	(2,660)	(40,284)
Currency	191	(13,541)
Commodities	(2,851)	(26,743)
Other comprehensive income	39,041	(253,193)

Cash Flow Hedge Movement	December 31, 2022	OCI	09.30.23
Hedge accounting operations at Company Seara	(41,701)	39,041	(2,660)
Deferred income tax on hedge accounting	14,179	(13,274)	905
Reflection of Hedge Operations of Subsidiaries	1,417	(1,417)	—
Deferred income tax on hedge accounting	(482)	482	—
Total of other comprehensive income (expense)	(26,587)	24,832	(1,755)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	December 31, 2023	December 31, 2022
Balance sheet:
Derivative (liabilities)/assets	—	(9,203)
Financial instruments designated as hedge accounting:
Currency	—	(9,203)
Commodities
Derivative (liabilities)/assets	21,656	94,302
Financial instruments not designated as hedge accounting:
Currency		—
Commodities	24,097	—
Interests	(2,441)	94,302
Other comprehensive income (expense)	(2,660)	(40,284)

Currency	191	(13,541)
Commodities	(2,851)	(26,743)
Inventories	31,845	36,269
Currency	660	11,991
Commodities	31,185	24,278

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	December 31, 2023	December 31, 2022
Assets:
Not designated as hedge accounting	—	94,302
Currency	24,097	—
Interests	—	94,302
Current assets	24,097	94,302
Non-current assets	—	25,081
(Liabilities):
Designated as hedge accounting	—	9,203
Commodities		9,203
Currency	—
Not designated as hedge accounting	2,441	—
Currency	2,441	—
Current liabilities	2,441	9,203

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

a3.3. Position balance in commodities derivatives financial instruments of JBS USA:

The JBS USA exposure to cattle price fluctuation as of December 31, 2023 and 2022 are presented below in accordance with the Company’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	JBS USA
EXPOSURE in Commodities	December 31, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	15,639,117	13,120,065
Subtotal	15,639,117	13,120,065
DERIVATIVES
Deliverable Forwards	1,883,895	(804,976)
Subtotal	1,883,895	(804,976)
NET EXPOSURE	17,523,012	12,315,089

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(2.25)%	(352,506)	(25.00)%	(3,909,779)	(50.00)%	(7,819,558)
Derivatives	Depreciation	(2.25)%	(42,463)	(25.00)%	(470,974)	(50.00)%	(941,947)
			(394,969)		(4,380,753)		(8,761,505)

Derivatives financial instruments breakdown:

Consolidated
			December 31, 2023			December 31, 2022
			Notional	Notional		Notional	Notional
Instrument	Risk factor	Nature	(USD)	(R$)	Fair value	(USD)	(R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	389,130	1,883,895	(9,595)	(154,278)	(804,976)	(162,698)

a4. Credit risk

The Company is potentially subject to credit risk related to accounts receivable, financial investments and derivative contracts. For the receivable account the Financial and Commodities Risk Policy significantly understand the diversification of the portfolio contribute significantly to the reduction of credit, but also sets parameters for the credit granting observing the measures, financial and operational, supported by consultations with agencies that also monitor credit. The impairment of these financial assets is carried out based on credit analyses. If the counter party of a financial transaction is a financial institution (financial investments and derivative contracts), the Company establishes exposure limits set by the Risk Management Committee, based on the risk ratings of specialized international agencies.

The Company considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
●	the losses are expected based on the client’s operational history and credit.

Amounts invested in private bonds (notably bank certificates of deposit) and receivables transactions contracted with banks must comply with the following table limits such that the total volume does not exceed a specified percentage of the equity of the financial institution (% Equity). Additionally, the maturity of the financial investment should be no longer than the maximum horizon.

Category	% Equity	Maximum horizon
AAA	2.00%	5 years
AA	1.00%	3 years
A	0.50%	2 years
BBB	0.25%	1 year

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in profit or loss and credit-impaired on financial assets were as follows:

	Company
	December 31, 2023			December 31, 2022
	Weighted	Gross	Impairment	Weighted	Gross	Impairment
	average loss	carrying	loss	average loss	carrying	loss
	rate	amount	allowance	rate	amount	allowance
Cash and cash equivalents	–	4,458,670	–	–	2,096,334	–
Margin cash	–	64,754	–	–	80,434	–
Trade accounts receivable	(9.05)%	2,575,423	(232,988)	(5.77)%	4,380,011	(252,719)
Related party receivables	–	1,807,878	–	–	1,103,125	–
		8,906,725	(232,988)		7,659,904	(252,719)

	Consolidated
	December 31, 2023			December 31, 2022
	Weighted	Gross	Impairment	Weighted	Gross	Impairment
	average loss	carrying	loss	average loss	carrying	loss
	rate	amount	allowance	rate	amount	allowance
Cash and cash equivalents	–	22,122,405	–	–	13,182,158	–
Margin cash	–	641,283	–	–	679,391	–
Trade accounts receivable	(2.50)%	16,416,149	(411,088)	(2.13)%	20,235,112	(431,170)
Related party receivables	–	573,955	–	–	951,021	–
		39,753,792	(411,088)		35,047,682	(431,170)

a5. Liquidity risk

Liquidity risk arises from the Company’s working capital management and financing costs amortization, specially debt instruments. This is the risk that the Company might have when meeting its financial obligations when they are due.

The Company manages its capital by focusing on liquidity and leverage metrics that enable a return to shareholders over the medium term, consistent with the risks assumed in the transaction.

The Company manages its liquidity risk manly through evaluating its quick ratio, which is computed as cash plus financial investments divided by short-term debt. Liquidity is maintained by managing the overall leverage of the Company to monitoring the ratio of net debt to “EBITDA” at levels considered to be manageable for continuity of operations.

Based on the analysis of these indicators, management of working capital has been defined to include the natural leverage of the Company at levels equal to or less than the leverage ratio that the Company would like to achieve.

The index of liquidity and leverage at the consolidated are shown below:

Consolidated
	December 31, 2023	December 31, 2022
Leverage indicator (R$) (*)	4.32 x	2.29 x
Leverage indicator (USD) (*)	4.42 x	2.26 x

(*)	To calculate the leverage indicator the Company used the reais and dollar correction rates of the last day of the year (closing rate). This criteria is intended to equalize the net debt and EBITDA at the same exchange rate.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	December 31, 2023					December 31, 2022
		Between	Between				Between	Between
	Less than	1 and 3	4 and 5	More than		Less than	1 and 3	4 and 5	More than
	1 year	years	years	5 years	Total	1 year	years	years	5 years	Total
Trade accounts payable	5,934,371	–	–	–	5,934,371	5,561,549	–	–	–	5,561,549
Loans and financing	1,297,393	434,060	1,020,575	10,496,073	13,248,101	4,999,929	2,992,141	849,530	6,857,983	15,699,583
Estimated interest on loans and financing (1)	–	–	–	–	–	1,217,565	1,984,740	1,671,359	3,710,473	8,584,137
Derivatives financing liabilities (assets)	42,513	–	–	–	42,513	278,227	–	–	–	278,227
Lease liabilities	53,037	41,810	38,596	17,587	151,030	27,675	33,141	2,247	4,160	67,223
Other financial liabilities	72,680	101,250	–	300,000	473,930	5,180	–	–	–	5,180

	Consolidated
	December 31, 2023					December 31, 2022
		Between	Between				Between	Between
	Less than	1 and 3	4 and 5	More than		Less than	1 and 3	4 and 5	More than
	1 year	years	years	5 years	Total	1 year	years	years	5 years	Total
Trade accounts payable	30,040,844	–	–	–	30,040,844	34,080,614	–	–	–	34,080,614
Loans and financing	4,316,360	828,968	5,870,259	85,806,238	96,821,825	8,228,557	4,252,661	12,503,378	67,369,465	92,354,061
Estimated interest on loans and financing (1)	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512	4,822,959	9,587,500	7,749,370	23,172,460	45,332,289
Derivatives financing liabilities (assets)	698,361	–	–	–	698,361	559,536	–	–	–	559,536
Lease liabilities	(13,537)	1,420,650	2,141,172	5,365,648	8,913,933	1,788,353	2,611,660	1,634,458	4,452,019	10,486,490
Other financial liabilities	102,452	101,250	–	300,000	503,702	33,903	27,793	268	–	61,964

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2023 an December 31, 2022. Payments in foreign currencies are estimated using the December 31, 2023 and 2021 exchange rates.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at December 31, 2023 in the amount of R$442,817 (R$451,296 at December 31, 2022), in the Company and R$172.4(R$170,5 at December 31, 2022), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is R$64,754 (R$80,434 at December 31, 2022). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is R$325,989 (R$518,055 at December 31, 2022). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is R$250,540 (R$80,902 in 31 de dezembro de 2022). This guarantee is larger than its collateral.

As disclosed in Note 17 – Loans and financings, the Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

The Company has no guarantees received from third parties deemed relevant.

a6. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

In the year ended December 31, 2023, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

30 Subsequent events

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. We believe we have substantial defenses to this action, and we intend to vigorously defend this matter.

31 Approval of the financial statements

The issuance of these individual and consolidated financial statements was approved by the Board of Directors on March 26, 2024.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated financial statements for the years ended at December 31, 2023, at March 26, 2024. Based on the procedures performed, also considering Grant Thorton Auditores Independentes Ltda. audit report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated financial statements including the proposal for the earning allocation for the years ended at December 31, 2023, at March 26, 2024, and validated these financial statements approved by the Company’s Board of Directors on this date.

Notes to the condensed financial statements for the years ended at December 31, 2023 and 2022

(Expressed in thousands of Brazilian reais)

Based on our review, the information and clarifications received during this period and considering Grant Thornton Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at March 26, 2024, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated financial statements for the years ended at December 31, 2023, and

(ii)	They reviewed, discussed and agreed with the financial statements for the years ended at December 31, 2023.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Director of Accountant:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *